SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1.20 each

American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Joseph B. Frumkin, Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
1 (212) 558-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Endesa on March 7, 2006 and amended from time to time thereafter. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 14D-9.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on March 7, 2006 and amended from time to time thereafter, as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2004.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

RESULTS JANUARY-MARCH 2006 Madrid, May 16, 2006

First quarter 2006 results

ENDESA reports net income of Euro 1,052 million, an increase of 87.9% compared to 1Q05

Strong growth in the main P&L items

Gross operating profit (EBITDA) rose 31% vs. 1Q05 to Euro 1,947 million.

Operating profit (EBIT) advanced 41.9% to Euro 1,491 million

Excellent results in all businesses

The Spanish and Portuguese business performed well with a net income of Euro 568 million, 49.5% higher than in 1Q05.

Net income from the business in Europe was Euro 118 million, an increase of 3.5%. Like-for-like (i.e. stripping out the capital gains on the sale of assets in 1Q05) growth was 51.3%.

Sharp growth in net income from the business in Latin America of 170.8% to Euro 195 million.

Combined, the businesses in Europe and Latin America contributed 46.7% of total EBITDA, underscoring ENDESA’s multinational scale and its balanced risk profile.

On track to beat the targets of the 2004-2009 Strategic Plan: “ENDESA: stronger business, greater value”

Net income and EBITDA growth in 1Q06 are well above the Company’s guidance for the full year, leaving it well on track to beat targets announced to the market for the 2004-2009 period .

Financial leverage at March 31 stood at 124.2%, i.e., 15.8 points below the target in the Strategic Plan.

CONTENTS

Key facts and figures for 1Q06 04

Consolidated results 11

Progress in the Strategic Plan 19

Results by business line 22

Business in Spain and Portugal 23

Business in Europe 34

Business in Latin America 38

Statistical appendix 45

KEY FACTS AND FIGURES
FOR 1Q06

SHARP GROWTH IN NET INCOME IN ALL OF THE COMPANY’S BUSINESSES

¾  The business in Spain and Portugal posted net income of Euro 568 million in the first quarter of 2006, an increase of 49.5%. This includes Euro 212 million of higher compensation, net of tax, for non-mainland generation in 2001-2005 pursuant to the Ministerial Orders passed on March 30, 2006.

¾  Net income from the business in Europe rose 3.5% to Euro 118 million. In 1Q05, this business booked Euro 36 million of capital gains from asset disposals, whereas in the same period this year no such operations were carried out. Stripping out this effect, net income in 1Q06 would have increased by 51.3%.

¾  Net income from the business in Latin America was Euro 195 million, an increase of 170.8% on 1Q 05. This figure for Latin America includes Euro 101 million, net of minority interests, from the lower tax charge derived form the Elesur-Chilectra merger approved at each companies' respective General Shareholders’ Meetings held in March 2006.

STRONG INCREASE IN KEY INCOME STATEMENT LINES

¾  The gross margin was Euro 2,734 million, 26.9% higher than in 1Q05.

¾  EBITDA rose 31% to Euro 1,947 million.

¾  EBIT was Euro 1,491 million, a 41.9% increase.

¾  Cash flow from operations totalled Euro 1,299 million, 28.4% higher than in 1Q05.

ENDESA’S 1Q06 RESULTS CLEARLY SURPASSED THE TARGETS SET OUT IN THE 2004-2009 STRATEGIC PLAN

¾  The 87.9% increase in net income in 1Q06 is far above the pace envisaged in the 2004-2009 Strategic Plan presented to the markets on October 3, 2005 in the document “ENDESA: stronger business, greater value”, which set a CAGR target of 12%.

¾  The increase in EBITDA of 31% was also well above the target 2004-2009 CAGR of 10-11%.

¾  Financial leverage at March 31, 2006 stood at 124.2%, 15.8 percentage points below the Strategic Plan’s target.

SOLID FINANCIAL POSITION

¾  Net financial debt at March 31, 2006 stood at Euro 18,760 million, a mere 2.6% increase from year-end 2005, mostly due to the financing of the tariff deficit in Spain in 2005 and 1Q06.

¾  Regulatory items whose recovery has been recognised to the Company amount to Euro 3,038 million, so net debt excluding these amounts stands at Euro 15,722 million.

¾  Net financial expenses were 13.1% lower than in the same period last year.

BUSINESS IN SPAIN AND PORTUGAL

Excelent performance; strong growth in net income

¾  Net income from the business in Spain and Portugal increased by 49.5% to Euro 568 million and accounted for 54% of ENDESA's total net income.

¾  As compared to 1Q05, EBITDA grew 25.9% to Euro 1,037 million and EBIT by 38.5% to Euro 773 million.

¾  These sharp increases were achieved despite the impact of the Royal Decree Law 3/2006, which amounted to Euro 164 million and Euro 107 million on EBITDA and Net Income, respectively.

¾  1Q06 figures include a Euro 399 million asset related to the revenue shortfall from regulated activities in the period. Excluding this asset, the impact of this deficit in net income would have been Euro 259 million.

Completion of the regulatory framework for the non-mainland systems

¾  The regulation of the non-mainland electricity systems is now in place. Application of the regulation implied Euro 887 million compensation to ENDESA for the 2001-2005 period, above the provisional amounts envisaged in the subsequent Royal Decree tariffs of each year. At December 31, 2005, ENDESA’s financial statements included revenues of Euro 644 million in this connection, with the remaining Euro 243 million booked in 1Q06. Euro 212 million were recorded as sales while Euro 31 million as financial revenues.

¾  With the new regulatory framework in place, non-mainland generation is guaranteed sufficient revenues going forward to meet the costs of the business and becomes hedged to fuel prices volatility, thereby ensuring a reasonable return.

¾  Noteworthy is the completion of the regulatory framework for the non-mainland systems in line with the hypothesis considered under the 2004-2009 Strategic Plan.

ENDESA: Spain’s leading electric utility

¾  ENDESA still proves to have the largest share of the total electricity generation market and sales of any Spanish electric utility.

¾  The Company met 86.6% of its Spanish demand using its own output, a balance between generation and demand that gives it a clear competitive advantage over its competitors. This allows ENDESA to lower its exposure to risks arising from changes in rainfall patterns and fluctuations in wholesale prices.

¾  ENDESA’s mainland coal-fired plants achieved an 81.2% availability rate in 1Q06, playing an important role in securing electricity demand for the system.

ENDESA: The largest investor of any Spanish utility

¾  ENDESA invested Euro 441 million in Spain and Portugal in 1Q06, of which Euro 401 million, or 90.9%, was capex. This underscores ENDESA’s status as the largest investor among Spain’s utilities.

¾  Euro 260 million of capex was spent on upgrading distribution facilities to increase quality and security of supply.

Significant progress in the New Capacity Plan

¾  The construction of the 400 MW Cristóbal Colón CCGT plant in Huelva was completed in this quarter, while work on the 800 MW CCGT plant in As Pontes (La Coruña) is progressing according to schedule.

¾  In addition, ENDESA has brought on stream 93 MW of new non-mainland capacity to meet the rapid growth of demand in these markets, and 46 MW of new renewable energy capacity.

¾  All in all, ENDESA added 539 MW of new capacity to its generation facilities in the first three months of the year, representing 40.8% of planned installations for the full year.

Considerable growth in earnings from the cogeneration and renewable energy plants

¾  Revenues from sales of renewable/CHP energy generated by ENDESA’s consolidated companies totalled Euro 83 million, 124.3% more than in the first quarter of 2005.

¾  EBITDA profit from this business increased by 92.6% to Euro 52 million, and EBIT by 117.7% to Euro 37 million.

ENDESA: a major player in natural gas

¾  ENDESA sold a total of 7,140 GWh in the Spanish natural gas market in 1Q06, 12.2% more than in 1Q05.

¾  These sales, coupled with the 5,209 GWh supplied to its own plants, totaled 12,349 GWh and represented a market share of 10.8%.

BUSINESS IN EUROPE

Sharp increases in main financial figures, underscoring the strength of this business

¾  Net income from the business in Europe increased by 3.5% to Euro 118 million and accounted for 11.2% of ENDESA’s total net income.
¾  Like-for-like growth (i.e. stripping out the net effect of capital gains generated from the business in 1Q05 from asset disposals) was 51.3%.

¾  EBITDA stood at Euro 322 million, up 37.6% versus 1Q05, and EBIT at Euro 257 million, an increase of 48.6%.

Debt reduced by Euro 51 million

¾  Net financial debt from ENDESA’s business in Europe stood at Euro 1,235 million at March 31, 2006, compared to Euro 1,286 million at the end of 2005, a reduction of Euro 51 million or 4%.

Sharp increases in main financial and operating figures at Endesa Italia

¾  EBITDA from Endesa Italia was Euro 260 million, 37.6% higher than in 1Q05, while EBIT stood at Euro 222 million, a 42.3% increase.

¾  Electricity output rose by 25.3% and sales by 9.5%.

¾  During the period, Endesa Italia paid a Euro 176 million dividend to shareholders, of which Euro 140.8 million corresponded to Endesa Europa.

Business in Italy: Increase in installed capacity and regasification projects

¾  The construction of the two 400MW CCGTs at the Scandale site (Calabria), in which Endesa Italia owns 50%, is progressing according to schedule.

¾  At the end of March, Endesa Europa signed an agreement to acquire 50% of MPE Energia from the Merloni Group. MPE Energia sells energy and provides ancillary services to end customers.

¾  Also in the first quarter of the year, Endesa Europa acquired a 25.5% stake of the offshore regasification terminal to be built off the coast of Livorno. This project, together with the one in the Gulf of Trieste, will guarantee gas supplies at competitive prices to the generation facilities of the Company.

Positive performance by Snet

¾  The French generator contributed Euro 56 million to the European business’ EBITDA (+30.2%) and Euro 29 million to EBIT (+93.3%) in 1Q06.

¾  The Company generated 4,324 GWh of energy, 34.4% more than in the first three months of 2005.

¾  On March 9, Snet paid out a final dividend of Euro 38.5 million to shareholders, of which Euro 25 million corresponded to Endesa Europa.

¾  In 1Q06, Snet signed an agreement with the French multinational company Auchan (Alcampo) to supply 400 GWh of power in 2006, and an agreement with SNCF (the French railway operator) to supply 6,600 GWh in the period 2007-2011.

BUSINESS IN LATIN AMERICA

Sharp increases in main financial figures

¾  ENDESA’s Latin American operations posted a 170.8% increase in 1Q06 net income to Euro 195 million, contributing 18.5% to the Company's total net income.

¾  EBITDA and EBIT rose 36.1% and 42.3% to Euro 588 million and Euro 461 million, respectively.

¾  Increases in EBITDA and EBIT were attained both in the generation and transmission business (+22% and +23%, respectively) and in the distribution business (+51% and +64%, respectively).

Growth in sales and significant operating improvements

¾  Total sales from ENDESA’s Latin American companies increased by 6.5% to 14,363 GWh, driven by organic growth of the markets in which they operate, underpinned by economic recovery.

¾  The generation unit margin at March 31, 2006 stood at 25.9 US$/MWh, an increase of 19.9% compared to 1Q05, and the distribution unit margin stood at 34.8 US$/MWh, an increase of 23%.

¾  Energy distribution losses were 11.3% in 1Q06, 0.5 percentage points below the level recorded in 1Q05. Improvements were made in all countries, especially Argentina and Brazil, where the percentage of losses declined by 0.7 and 0.6 points, respectively.

Improved financial position

¾  Net debt at ENDESA's Latin American business declined by Euro 186 million in 1Q06 to Euro 5,923 million at March 31.

¾  In May of this year, rating agency Fitch has upgraded its credit rating of Enersis and Endesa Chile from BBB- to BBB, stable outlook.

Optimisation of organisational structure

¾  1Q06 featured the completion of the organisational restructuring in Brazil (incorporation of the Brazilian holding company, Endesa Brasil), Peru (Etevensa-Edegel merger) and Chile (Chilectra-Elesur merger).

Cash returns in line with the Strategic Plan targets

¾  Cash returns from ENDESA’s Latin American business to the parent company in the first three months of the year totalled Euro 43 million.

¾  This, coupled with the Euro 261 million achieved in 2005, means that 36% of the 2009 target of the Strategic Plan has now been achieved.

New capacity development

¾  In Chile, work continued on the construction of the 377 MW San Isidro II CCGT and of the 32 MW Palmucho hydro facility.

¾  In Peru, work is continuing on converting Etevensa I into a CCGT and on the construction of the second Etevensa II CCGT.

¾  In April this year, Endesa Chile signed an agreement with electricity company Colbún -controlled by the Matte Group, one of Chile’s leading business conglomerates- for its inclusion in the Aysén Project, which entails the construction of four hydro plants with total installed capacity of 2,430 MW.

TELECOMS

Sale of the 5.01% stake in Auna

¾  Pursuant to an agreement reached in December 2005, in 1Q06 ENDESA sold its 5.01% stake in telecoms operator Auna to Deutsche Bank, booking a net capital gain of Euro 171 million.

¾  This marked the full disposal of the Company’s telecoms business, which generated hefty capital gains -one of the main goals of the Strategic Plan.

CONSOLIDATED RESULTS

Strong growth in net income: +87.9%

ENDESA reported net income of Euro 1,052 million in 1Q06, an 87.9% increase on 1Q05.

This figure includes the net impact of the Euro 181 million of capital gains obtained on asset disposals made in the first three months of the year, of which Euro 171 million correspond to the sale of the 5.01% stake in Auna to Deutsche Bank.

Stripping out these capital gains from both periods, the year-on-year growth of net income in 1Q06 was 89.8%.

NET INCOME
	Euro million	% Chg vs. 1Q05	% of total NI 2005	% of total NI 2006
Spain and Portugal	568	49.5	67.1	64.5
Rest of Europe	118	3.5	20.1	13.4
Latin America	195	170.8	12.8	22.1
Capital gains from sale of 5.01% stake in Auna	171	NA	NA	NA
TOTAL	1,052	87.9	100.0	100.0

All of ENDESA’s businesses posted growth in net income. Net income increased by 49.5% to Euro 568 million from the business in Spain and Portugal and by 170.8% to Euro 195 million for the business in Latin America.

In Europe, net income advanced 3.5% to Euro 118 million. The European business, however, included Euro 36 million of capital gains from asset disposals in 1Q05, whereas in 1Q06 no such operations were carried out. Like-for-like growth (stripping out these capital gains) in net income was 51.3%.

Net income for the business in Spain and Portugal includes Euro 212 million net of tax of higher compensation from non-mainland generation deficit for the period 2001-2005, calculated in accordance with the Ministerial Orders passed on March 30, 2006.

Meanwhile, net income for Latin America includes the positive impact of Euro 101 million, net of minority interests, from the lower tax charge derived form the Elesur-Chilectra merger approved at each companies' respective General Shareholders’ Meetings held in March 2006.

The distribution of net income between the different businesses is balanced, reinforcing the Company’s multinational character and its appropriately diversified risk profile.

Growth in generation (+3.5%) and electricity sales (+9.6%)

ENDESA’s operations registered strong growth in 1Q06 in both electricity output (+3.5%) and sales (+9.6%).

The increases in output were particularly high in its European market outside Spain and Portugal: 25.3% in Italy and 41.8% in France.

ELECTRICITY OUTPUT AND SALES
	Output		Sales
	GWh	% Chg vs. 1Q05	GWh	% Chg vs. 1Q05
Spain and Portugal	23,464	(4.3)	27,108	7.2
Europe	11,943	28.4	15,238	17.4
Latin America	14,656	0.7	14,363	6.5
TOTAL	50,063	3.5	56,709	9.6

Output/sales balance

ENDESA met 88.3% of its total electricity sales in 1Q06 from its own output. This balanced situation between output and demand should considerably reduce the risk of its electricity business, providing ENDESA with a significant competitive advantage, especially in the Spanish market. In Spain, the Company met 86.6% of its demand in the period from its own output.

Revenue growth outstrips costs

ENDESA’s total sales in 1Q06 rose 26% vs. 1Q05 to Euro 5,274 million.

Sales growth was greater by value than by volume. This was due to increases in electricity prices in the countries where ENDESA operates, because of higher power generation costs.

The growth in sales covered the 35.8% increase in supply and service costs (variable costs), which was caused by increases in fuel costs, energy purchases and CO2 emission right prices in the period.

Sharp increases in gross margin, EBITDA and EBIT

The increase in revenues clearly offset the increase in costs. The Company reported significant rises in gross margin (+26.9%), EBITDA (+31%) and EBIT (+41.9%).

	Gross margin		EBITDA		EBIT
	Euro million	% Chg vs. 1Q05	Euro million	% Chg vs. 1Q05	Euro million	% Chg vs. 1Q05
Spain and Portugal	1,527	22.5	1,037	25.9	773	38.5
Rest of Europe	407	28.4	322	37.6	257	48.6
Latin America	800	35.4	588	36.1	461	42.3
TOTAL	2,734	26.9	1,947	31.0	1,491	41.9

Net financial expenses: -13.1%

ENDESA reported negative financial results of Euro 214 million for 1Q06, a 3.2% improvement over 1Q05.

Net financial expenses totalled Euro 232 million, 13.1% less than in the year-ago period. This figure includes revenues of Euro 31 million related to the portion not recorded at December 31, 2005 of the interest accrued on the compensations derived from the deficit on non-mainland generation calculated in accordance with the Ministerial Orders passed in March 2006.

Worth highlighting is that the increase in net debt caused by financing of the revenue deficit on regulated activities in Spain does not impact net financial expenses. Both, the cumulate amount of the deficit financed and the amounts pending collection as compensation for the historical deficit on non-mainland generation, earn interest that offset the cost.

Cash flow: Growth of 28.4%

Cash flow from operating activities through March 31, 2006 was Euro 1,299 million, a 28.4% increase vs. the same period in 2005.

All of ENDESA’s electricity businesses have recorded significant growth under this heading.

CASH FLOW
	Euro million	% Chg vs. 1Q05
Spain and Portugal	728	35.1
Rest of Europe	208	4.0
Latin America	363	26.0
TOTAL	1,299	28.4

Investments: Euro 703 million, 62.7% in Spain and Portugal

ENDESA invested a total of Euro 703 million in 1Q06, of which Euro 632 million was invested in capex and intangible assets and the remaining Euro 71 million in financial investments.

INVESTMENTS

Euro million	Capex and intangible assets	Financial	TOTAL
Spain and Portugal (1)	403	38	441
Rest of Europe	32	10	42
Latin America	197	23	220
TOTAL	632	71	703

(1) Additionally, a financial investment of Euro 399 million for the revenue deficit from regulated activities in 1Q06 and Euro 110 million from the restatement of the 2005 deficit was booked.

Solid financial position

ENDESA’s net debt was Euro 18,760 million at March 31, 2006, just 2.6% higher than at year-end 2005.

By business, debt declined by 4% in Europe and 3% in Latin America, but increased by 1.2% in Spain and Portugal.

This rise can be explained by the Euro 666 million paid to finance the tariff deficit in 2005 and the first quarter of 2006.

When assessing ENDESA’s debt level, it must be remembered that at March 31, 2006, ENDESA had the recognised right to collect Euro 2,099 million for financing the revenue deficit from regulated activities and Euro 837 million in compensation for non-mainland generation deficit in Spain, as well as Euro 102 million of CTCs in Italy. Stripping out the amounts from these regulatory items, ENDESA’s debt at March 31, 2006 was Euro 15,722 million.

BREAKDOWN BY BUSINESS OF ENDESA’S NET DEBT
	Euro million
	31-3-06	31-12-05	Change		% Chg
Business in Spain and Portugal	11,602	11,461	141		1.2
Business in Europe -Endesa Italia -Other	1,235 913 322	1,286 815 471	(51 98 (149	) )	(4.0 12.0 (31.6	) )
Business in Latin America - Enersis Group -Other	5,923 4,981 942	6,109 5,207 902	(186) (226) 40		(3.0) (4.3) 4.4
Other Businesses (1)	-	(575)	575		NA
TOTAL	18,760	18,281	479		2.6

(1) At March 31, 2006, there was no debt assigned to “Other businesses”, as this business line disappeared as such with the sale of the 5.01% stake in Auna carried out in February 2006. The remaining debt balance was included in the electricity business in Spain and Portugal.

The average cost of ENDESA’s total debt was 5.69% in 1Q06, while the cost of the debt corresponding to the Enersis Group was 9.58%. Stripping out Enersis Group debt, the average cost of ENDESA’s debt was 4.12%.

STRUCTURE OF ENDESA’S NET DEBT
	ENDESA and direct subsidiaries		Enersis Group		Total ENDESA group
	Euro million	% of total	Euro million	% of total	Euro million	% of total
Euro	13,588	99	–	–	13,588	73
Dollar	191	1	2,446	49	2,637	14
Other currencies	–	–	2,535	51	2,535	13
Total	13,779	100	4,981	100	18,760	100
Fixed rate	8,838	64	4,072	82	12,910	69
Hedged	1,812	13	162	3	1,974	10
Variable	3,129	23	747	15	3,876	21
TOTAL	13,779	100	4,981	100	18,760	100
Avg. life (years)	5.6		5.4		5.5

The average life of the ENDESA Group’s debt at March 31, 2006 was 5.5 years.

ENDESA enjoys a high degree of protection against interest-rate risk, since 79.3% of all its debt is either fixed-rate or hedged.

At March 31, 2006, ENDESA in Spain and its direct subsidiaries, excluding the Enersis Group, had liquidity of Euro 5,279 million, of which Euro 4,632 million corresponded to unconditional undrawn credit lines. These balances are sufficient to cover maturities falling due in the next 34 months for this group of companies.

The Enersis Group held Euro 701 million of cash and cash equivalents, as well as Euro 403 million in unconditional undrawn credit lines. The total amount cover debt maturities for the next 10 months.

Financial leverage ended 1Q06 at 124.2%, 10.8 percentage points lower than at September 30, 2005 and 19.5% lower than at March 31, 2005.

Comparisons with this ratio as of December 31, 2005 (112%) are not very meaningful, as financial leverage at the end of 1Q06 reflects the impact of the approval at the General Shareholders’ Meeting of the payment of the final dividend, which, in turn, includes the payout of capital gains obtained from the sale of the 27.7% stake in Auna. The capital gains were collected in 4Q05 and were therefore reflected in financial leverage at December 31, 2005. However, it did not reflect the distribution to shareholders, when will take place in 2006.

As a result of Gas Natural’s take over bid for ENDESA, Standard & Poor’s and Fitch Ratings decided to place ENDESA’s credit rating under review for a possible downgrade, while Moody’s changed its rating outlook from stable to negative.

In all these cases, changes were due to the negative impact the transaction would have, were it to go ahead, on the new company’s financial position. As a result, at May 16 2006, ENDESA’s long-term debt ratings are: Standard & Poor’s, A, under review for a possible downgrade; Moody’s, A3, negative outlook, and Fitch, A+, under review for a possible downgrade.

Disposal of Auna

1Q06 marked the end of the period for Auna shareholders to exercise their pre-emptive rights on the 5.01% stake ENDESA sold to Deutsche Bank on December 30, 2005.

After the end of this period, the sale to Deutsche Bank was formalised. It now has the right to hold the shares. Accordingly, all the conditions required by International Financial Reporting Standards (IFRS) - derecognition of the shares from ENDESA’s balance sheet and the recognition of the capital gain in its income statement - have been met.

Therefore, as indicated in ENDESA’s consolidated financial statements for the year ended December 31, 2005, in 1Q06 the Company recorded a capital of Euro 196 million (Euro 171 million after tax) for the sale of the 5.01% stake in Auna to Deutsche Bank.

Once the sale was completed, “Other businesses” has been removed from ENDESA’s accounts, so in the rest of 2006, there will only be booked this capital gain.

Real estate disposals: Bolonia Real Estate activity

The Euro 14 million real estate disposals made in 1Q06 demonstrates the Company has made further progress in the divestment plan committed in its Strategic Plan. ENDESA’s target from real estate disposals is to obtain Euro 250 million for the whole 2006. Among the projects managed by Bolonia Real Estate, ENDESA’s subsidiary managing 140 million square meters, noteworthy is its active role in the Urban Development Plan taking place in Palma de Mallorca. It owns 187,000 square meters of land to be built on, to be added to the 37,000 square meters already sold in this city in 2005.

PROGRESS IN
THE STRATEGIC PLAN

The excellent results achieved by ENDESA in the first three months of the year leave it well on track to beat the targets included in its Strategic Plan.

This performance extends the trend achieved in 2005, when the Company also easily surpassed its targets.

The key financial targets in the Company’s Strategic Plan and comparison with the 1Q06 performance are explained below.

ENDESA’s Strategic Plan

On October 3, 2005, ENDESA updated its Strategic Plan in a presentation to the markets entitled “ENDESA: Stronger business, greater value”.

The Company’s priority is shareholder return, driven by strong organic growth in all its businesses.

The Company’s key financial targets for the Group for the 2004-2009 period include:

-	Compound annual net income growth in excess of 12%.

-	Compound annual EBITDA growth of between 10% and 11%.

-	Financial leverage below 140%.

On the basis of meeting these targets, ENDESA is to implement a dividend policy which prioritises shareholder remuneration along the following lines:

-	Growth in excess of 12% in dividends linked to ordinary activities, i.e., in line with expectations for net income growth.

-	Distribution of 100% of capital gains from disposals of non-core assets.

The implementation of this dividend policy entails the distribution of over Euro 7,000 million of dividends to shareholders over a five-year period.

1Q06 RESULTS SURPASSED THE TARGETS COMMITED IN THE 2004-2009 STRATEGIC PLAN

A comparison of the results obtained by ENDESA in 1Q06 and the main targets of the Strategic Plan shows the following:

✓	Net income growth of 87.9% in the first three months of 2006 compared with the 12% CAGR 2004-2009 target.

✓	EBITDA growth of 31%, above the 10-11% CAGR target for the period mentioned.

✓	Financial leverage at March 31, 2006 of 124.2%; i.e. 15.8 percentage points below the maximum 140% level defined in the Strategic Plan.

Meanwhile, in 1Q06 the Company disposed of Euro 393 million worth of non-core assets, obtained Euro 181 million of net capital gains, roughly 60% of the total net capital gains envisaged for 2006.

This large amount, coupled with the dividend paid out of profit from ordinary activities for the year, will help maintain a high return policy and meet the overall dividend target. Accordingly, in the first two years of the Strategic Plan, shareholders have received roughly 60% of the more than Euro 7,000 million earmarked for dividends in the 2004-2009 period.

In sum, ENDESA’s excellent set of interim results, achieved despite the more stringent regulatory environment in Spain, leave the Company on track to not only achieve, but surpass, the targets of the Strategic Plan.

RESULTS BY BUSINESS LINE

BUSINESS IN SPAIN AND PORTUGAL

Net income up 49.5%

Net income from this business line was Euro 568 million in 1Q06, an increase of 49.5% on 1Q05 and equivalent to 54% to the Company’s overall bottom line.

EBITDA rose 25.9% to Euro 1,037 million and EBIT by 38.5% to Euro 773 million.

In 1Q06, ENDESA recorded under revenues the amount corresponding to compensation for the non-mainland generation historical deficit calculated in accordance with the Ministerial Orders passed on March 30, 2006 which was above the amounts booked at December 31, 2005. This Euro 212 million of higher compensation was booked as revenues. At December 31, 2005, these compensations earned Euro 31 million of interest, recognised as financial revenue. The impact of these amounts on ENDESA’s net income is Euro 212 million.

Key operating highlights

Maintaining a leadership position

ENDESA maintained its leading position in the Spanish electricity market in the first quarter this year.

The Company boasts a 38.5% market share in ordinary regime electricity generation, a 42.2% in share distribution, 49% in sales to deregulated customers and 41.6% in total sales to final customers.

Considerable progress in the New Capacity Plan

ENDESA continued to make progress throughout 1Q06 on its New Capacity Plan.

During the period, work on the 400MW Cristóbal Colón (Huelva) CCGT was completed. The tests carried out in the first few months of the year proved fully satisfactory.

In addition, construction continued on the 800 MW CCGT at As Pontes (La Coruña), while preparations were made to convert group 3 of this facility to imported coal.

In addition, the Company added 93 MW of capacity to its non-mainland systems and brought 46 MW of new renewable capacity on stream.

The 539 MW through to March 2006 represent 40.8% of planned capacity additions for the full year.

Strong growth in the Company’s market

In 1Q06, ENDESA’s total demand was 29,375 GWh. This figure represents growth of 2.9% compared to 1Q05.

The number of customers served by ENDESA in the regulated business increased by 61,984 through March.

In the deregulated market, ENDESA ended March with 1,038,215 customers, 38.9% more than at end-March 2005. The Company’s presence in this market provides a hedge against the volatility of pool prices.

Further improvement in quality of supply

The Quality Plan being implemented by ENDESA in the last few years enabled the Company to register a sharp improvement in its supply quality in 1Q06, particularly noteworthy if we consider that this was achieved in a scenario that featured sharp increases in the peak-demand.

ENDESA’s total system average interruption duration index (SAIDI or TIEPI) for 1Q06 was 35 minutes, 5.4% better than in 1Q05.

As for customer service, ENDESA’s retention rate for customers switching to the deregulated market was 95.8%, outperforming all its competitors and reflecting a high degree of loyalty towards the Company.

Regulatory updates

Impact of Royal Decree Law 3/2006

Royal Decree Law 3/2006 entails the following changes to power generation revenues.

•
As from March 3, 2006, sales to the wholesale generation market that match purchases by a distributor belonging to the same group to be sold in the regulated market will be settled at a price set by the government based on market prices, which must be objective and transparent.

•
The Royal Decree Law sets the price provisionally at Euro 42.35 per MWh. ENDESA’s accounts for 1Q06 must be drawn up based on this price. However, if generation costs remain at 1Q06 levels during the rest of the year, the final price will have to be higher, meaning that ENDESA’s reported revenues and income will also be higher.

•	The impact on ENDESA’s revenues in 1Q 06 of applying a price of Euro 42.35/MWh rather than the pool price, has amounted to Euro 43 million.
•
The amount finally recognised for each business group for financing the deficit in regulated revenues in 2006 will be subtracted from the value of the free CO2 emission rights received from during the period from January 1 to March 2, 2006.

•
Pending to the definition of the detailed norm which will explain how to make the calculation, ENDESA has opted to be conservative, calculating the proportional part of the period of freely allocated emission rights received in 2006 and assessing the value taking the average market price in the first two months of 2006. This methodology gives an amount of Euro 121 million, recognised as a decrease in revenues from generation sales and a decrease in the amount receivable to be recouped from the tariff deficit.

•
From March 3, 2006, revenues from power sales on the OMEL organised market at the established price by this market are minorized by the value of the freely allocated emission rights related to those revenues.

As some aspects of the new legislation are provisional, the accounting entries at March 31, 2006 related to its application are likewise provisional until the detailed norms are enacted and the corresponding settlements are made.

Completion of the regulatory framework for non-mainland systems ensuring revenues from the generation business

On March 30, 2006 the Ministry of Industry, Tourism and Trade approved the Ministerial Orders which fully develops the Royal Decree 1747/2003, which rules Spain non-mainland systems.

These orders establish the methodology for calculating regulated remuneration on generation in these systems and, accordingly, the compensation to be received by the companies operating in them.

Application of the orders gives rise to compensation of Euro 887 million to ENDESA for the 2001-2005 period above the provisional amounts envisaged in the subsequent Royal Decree tariffs of each year. To December 31, 2005, ENDESA’s financial statements recognised revenues for this concept of Euro 644 million, recording the remaining Euro 243 million in 1Q06. Of this amount, Euro 212 million were booked as revenues and the remainder, i.e. Euro 31 million, as financial revenues as they correspond to interest accrued.

With the regulatory framework in place, non-mainland generation are guaranteed sufficient revenues going forward to meet the costs of the business and facilitate appropriate fuel price hedges, while at the same time ensuring a reasonable return.

Noteworthy is the completion of the regulatory framework for the non-mainland systems in line with the hypothesis considered under the 2004-2009 Strategic Plan.

Sharp growth in sales: +25.9%

Sales from the business in Spain and Portugal totalled Euro 2,578 million in 1Q06, a 25.9% increase compared to 1Q 05.

Growth was primarily due to the increase in sales prices to final customers, to higher prices in the wholesale market in January and February -before Royal Decree Law 3/2006 came into effect- and the impact of the enactment of the Ministerial Orders regulating the calculation of remuneration of non-mainland generation.

The increase in sales was enough to offset the sharp rise in costs, mainly fuel and energy purchases.

The increase in costs underpinned a 16.5% rise in average generation pool prices. The high pool price impacted ENDESA’s results in January and February. However, from March 3, 2006, following the application of Royal Decree Law 3/2006 discussed above, the pool price has not a significant impact on ENDESA’s results, as the balance between the Company’s output and sales means it sells a low volume of electricity to the pool.

However, the pool price will provide a benchmark for setting the final price for generation sales to regulated customers in areas where ENDESA distributes electricity. This price is provisionally Euro 42.35/MWh.

The tariff deficit

Although the electricity tariff for 2006 is 4.48% higher, it is insufficient to cover the system’s entire costs, particularly generation costs, which include the pool price.

This leads to a deficit in revenues from regulated activities in the sector, estimated at Euro 1,178 million, of which Euro 520 million correspond to ENDESA.

Of this amount, Euro 399 million have been recorded as a financial asset, after subtracting the Euro 121 million corresponding to the provisional valuation of the free CO2 emission rights allocated to ENDESA in the first two months of the year as established by Royal Decree Law 3/2006.

This is recognised as a financial asset because of the right recognised to the Company to recover the amount, even though the way it will be recovered has yet to be regulated once the fiscal year ends.

The Euro 121 million contribution to cover the deficit not recognised as a financial asset, have been booked as a decrease in generation revenues.

Had this Euro 399 million from the revenue deficit on regulated activities not been booked as a financial asset, revenues, EBITDA and EBIT would be that much lower and net income Euro 259 million lower.

We would also point out that in accordance with the CNE’s latest settlement, the portion of the regulated revenue deficit for 2005, which ENDESA must finance amounts to Euro 1,691 million, Euro 110 million higher than in the 2005 financial statements. The amount of the 2005 deficit to be recouped increases by the same amount. This change does not affect ENDESA’s FY2005 or 1Q06 results, as it corresponds to an amount paid by the Company that it will recover in future.

Revenues: up 32.9%

Revenues at this business unit totalled Euro 2,867 million in 1Q06, up 32.9% on 1Q05.

Of this amount, sales accounted for Euro 2,578 million, 25.9% higher than in 1Q05.

SPAIN AND PORTUGAL SALES
	Euro million
	1Q06	1Q05	Change	% Chg
Mainland generation under Ordinary Regime	1,151	1,120	31	2.8
Sales to deregulated customers	422	345	77	22.3
Other sales in the OMEL	729	775	-46	(5.9)
Renewable/CHP generation	83	37	46	124.3
Regulated revenues from distribution	413	397	16	4.0
Non-mainland generation and supply*	627	280	347	123.9
Coal CTC	9	7	2	28.6
Supply to deregulated customers outside Spain	76	55	21	38.2
Regulated revenues from gas distribution	12	11	1	9.1
Gas supply	140	100	40	40.0
Others	67	41	26	63.4
TOTAL	2,578	2,048	530	25.9

* The figure for 1Q06 includes Euro 212 million corresponding to compensation for non-mainland generation deficit calculated in accordance with the Ministerial Orders passed on March 30 2006, which was above the amounts recorded at December 31, 2005. Stripping out this amount, revenues from the non-mainland supply and generation businesses in 1Q06, calculated in accordance with these Ministerial Orders, amount to Euro 415 million, 48.2% higher than in 1Q05.

Mainland generation

Demand for electricity in the Spanish mainland system as a whole in 1Q06 grew by 2.3%. Ordinary regime output was 6.9% higher and renewable/CHP generation 1.6%.

ENDESA’s mainland electricity output totalled 20,008 GWh, 5.4% less than in 1Q05. Of this amount, 19,393 GWh corresponded to electricity generated under the ordinary regime (-6.2%) and 615 GWh under the renewable/CHP or special regime, up +31.1% compared to 1Q 05.

The fall in ordinary regime generation was mostly due to higher hydro output by the system as a whole, to scheduled plant downtimes for maintenance of some fossil fuel groups and ENDESA’s priority on margins over market share.

ENDESA’s coal plants continued to play an important role in meeting Spanish electricity demand in 1Q06. The utilisation rate at these plants was 81.2% in response to grid requirements, proving that, in spite of the CCGT and wind farm capacity additions, coal plants are still indispensable to meet the country’s electricity requirements. Specifically, ENDESA's coal-fired plants covered 13.2% of mainland demand in the period.

BREAKDOWN OF GENERATION SALES
GWh
Sales to supply through bilateral contracts	6,510
Distribution sales from March 3, 2006 (Euro 42.35/MWh)	2,609
Sales at pool price	10,274
TOTAL	19,393

Growth in sales

Sales to the Ordinary Regime totalled Euro 1,151 million through March, 2.8% higher than the same period last year.

This amount includes sales made after March 3 to Endesa Distribución to supply regulated customers in areas where ENDESA distributes electricity, which were recognised taking a provisional price of Euro 42.35/MWh.

In accordance with Royal Decree Law 3/2006, to obtain this amount of sales, Euro 121 million corresponding to the provisional market value of certain CO2 emission rights allocated freely were deducted from the settlement made by OMEL.

The average pool price in 1Q06 was Euro 63.48/MWh, 16.5% higher than in 1Q05.

The negative impact on 1Q06 figures from selling the 2,609 GWh produced in March, which were sold to regulated customers in the areas where ENDESA acts as a distributor, at the provisional price of Euro 42.35/MWh as established in the Royal Decree Law was Euro 43 million. This impact is only temporary, as the final settlement price for the energy has yet to be established.

ENDESA renewable/CHP generation

Special Regime companies fully consolidated by ENDESA produced 615 GWh in 1Q06. This marked a 31.1% increase on 1Q05, despite the disappointing wind energy conditions in the first two months of the year. In addition, ENDESA has holdings in other Special Regime companies, which generated 953 GWh in the same period.

Revenues from sales of renewable/CHP energy generated by consolidated companies totalled Euro 83 million, 124.3% more than in 1Q05. This underpinned a 9.26% increase in EBITDA to Euro 52 million and a 117.7% increase in EBIT to Euro 37 million.

Supply to deregulated customers

ENDESA had 1,038,215 deregulated customers at  March 31, 2006. Of these, 976,695 corresponded to the mainland deregulated market, 58,557 are from the non-mainland systems and 2,963 are from other European deregulated markets.

ENDESA’s sales to these customers totalled 9,606 GWh in the first three months of 2006, 10.5% more than in the same period of 2005. Of this amount, 8,476 GWh were sold on the Spanish deregulated market, an increase of 10.7%, and 1,130 GWh on other deregulated European markets, up 8.6%.

Revenues from supply to deregulated clients in Spain (excluded tolls paid to Endesa Distribución) totalled Euro 452 million, a 23.2% increase on 1Q05. Of this amount, Euro 422 million corresponded to the mainland deregulated market and Euro 30 million to the non-mainland one.

Revenues from supply to deregulated European markets other than Spain rose 27.3% to Euro 76 million, implying an average increase in prices of 27.3%.

Worth highlighting is the 10.9% year-on-year increase in the average selling price to final customers deriving from the Company’s more stringent and selective commercial policy.

Distribution

ENDESA distributed 29,375 GWh of electricity in the Spanish market through March, 2.9% more than in the first three months of last year.

Revenues from regulated distribution activities totalled Euro 413 million, up 4% on 1Q05.

ENDESA supplied 17,502 GWh to customers on the regulated Spanish market in the period, 5.5% more than in the same period last year.

Non-mainland generation

ENDESA’s output in non-mainland systems rose 3.1% in 1Q06 to 3,456 GWh, with sales surging 123.9% from the year-ago period to Euro 627 million.

These sales include Euro 212 million of additional compensations above those recorded at December 31, 2005 for the non-mainland systems 2001-2005 deficits as recognised in the Ministerial Orders of March 30, arising from Royal Decree 1747/2003. Stripping out this amount, sales would have been Euro 415 million, a 48.2% increase.

Gas distribution and supply

ENDESA sold a total of 7,140 GWh of natural gas in 1Q06, 12.2% more than in the same period last year.

Of this amount, 6,739 GWh were sold through fully consolidated companies, representing a 14.2% increase. And of these, 5,624 GWh were sold on the deregulated market (up +23.1% vs. 1Q 05) and 1,115 GWh on the regulated market (down -16.2% vs. 1Q 05). ENDESA also sold 401 GWh on the regulated market through gas subsidiaries non-fully consolidated.

The 7,140 GWh sold in both the regulated and liberalized markets, together with the 5,209 GWh consumed in ENDESA’s own generation plants, amount to a total of 12,349 GWh, implying a 10.8% market share.

Revenues from gas sales in the deregulated market in 1Q06 totalled Euro 140 million, representing growth of 40% on 1Q05. Revenues from regulated gas distribution increased 9.1% to Euro 12 million.

Other operating revenues

Other operating revenues in 1Q06 came to Euro 289 million, Euro 179 million more than in 1Q05.

This item includes Euro 239 million corresponding to 1Q06 portion of free CO2 emission rights allocated to ENDESA within the scope of the Spanish National Allocation Plan for emissions, which are recorded as revenue.

This figure is Euro 172 million higher than in 1Q05, mostly because of the higher value of the rights received in 2006. The higher revenue is offset by the higher expense recorded for use of the emission rights.

Operating expenses

The breakdown of operating expenses in the Spanish and Portuguese business in 1Q06 and 1Q05 is provided below:

OPERATING EXPENSE IN SPAIN AND PORTUGAL
	Euro million
	1Q06	1Q05	Change	% Chg
Purchases and services	1,340	911	429	47.1
Power purchases	301	216	85	39.4
Fuel consumption	562	488	74	15.2
Power transmission expenses	95	69	26	37.7
Other supplies and services	382	138	244	176.8
Personnel expenses	250	214	36	16.8
Other operating expenses	271	237	34	14.4
Depreciation and amortisation	264	266	(2)	(0.8)
TOTAL	2,125	1,628	497	30.5

Power purchases

Power purchases in the period rose 39.4% to Euro 301 million. The main component of this line item relates to transactions on the wholesale generation market. This increase in power purchases is linked to the 16.5% rise in the average pool price and to higher purchases on the market.

The balance relates to gas purchases to supply deregulated customers, which rose as a result of the 40% increase in sales to these customers and the increase in gas prices.

Fuel consumption

Fuel consumption amounted to Euro 562 million in the first quarter of 2006, an increase of 15.2% vs. the same period in 2005.

This increase is due to the generalised increase in raw materials prices on international markets.

These higher costs were offset by the Company’s proactive fuel procurement policy, which resulted in below-market purchasing prices.

Compared to the estimated 22% increase in fuel costs by the rest utilities in the mainland system, ENDESA's rose only by 5%. This has considerably strengthened the Company’s competitive position with respect to price and generation mix.

Other supplies and services

Expenses under this line item totalled Euro 382 million, Euro 244 million higher than in 1Q05.

This increase reflects the recognition of Euro 279 million of expenses in connection with rights acquired to cover the CO2 emissions made throughout the first quarter of the year, which totalled 12.7 million tonnes: 9.5 million tonnes for the mainland production and 3.2 million tonnes for non-mainland one. This cost was Euro 187 million higher than in 1Q05, mostly because of the higher value assigned to the freely allocated emission rights in 2006 vs. 2005, as mentioned in the section “Other operating expenses”.

The net effect of revenues and expenses booked in 1Q06 to cover CO2 emissions was Euro 40 million, corresponding to an estimated rights deficit of 1.8 million tonnes.

Personnel expenses

At March 31, 2006, the workforce in Spain and Portugal totalled 12,711, a decline of 121 employees or 0.9% on the year before.

Personnel expenses rose 16.8% vs. 1Q05 to Euro 250 million.

These expenses include Euro 18 million corresponding to a provision for headcount reduction, mainly related to the provision for the early layoff of specific workforce groups, which will help the Company achieved part of the cost reductions envisaged in the Strategic Plan.

Stripping out the impact of the net provisions for contingencies related to the job losses both in 1Q05 and 1Q06, personnel expenses in the first three months this year were only 3.6% high.

Net financial expenses: a decrease of 28.3%

ENDESA reported net financial expenses for the first quarter of 2006 of Euro 79 million, 31.9% lower than in 1Q05.

Of this amount, Euro 81 million corresponded to net financial expenses, 28.3% less than in the same period last year, and Euro 2 million to exchange-rate gains.

Net financial expenses include revenue of Euro 31 million corresponding to the interest accrued at 31 December 2005 on the higher compensations derived from the non-mainland generation deficit calculated in accordance with the Ministerial Orders passed on March 30, 2006.

When assessing financial results, the Euro 2,936 million financial assets corresponding to the tariff deficit and non-mainland compensation, both of which bear financial interest, must be considered.

Net financial debt in the Spain and Portugal business at March 31, 2006 stood at Euro 11,602 million vs. Euro 11,461 million at December 31, 2005. This slight increase is due to the Euro 666 million paid in 1Q06 to financial the revenue shortfall from regulated activities.

Equity-accounted income

Equity-accounted income in the electricity business in Spain and Portugal totalled Euro 24 million. This amount includes, inter alia, the contribution from Nuclenor.

Asset disposals: Euro 14 million of capital gains

In 1Q06, ENDESA generated gross capital gains of Euro 14 million on disposals of non-core assets -basically real estate- of its business in Spain and Portugal.

Cash flow from operating activities: Euro 728 million

Cash flow from operating activities from the Spanish and Portuguese business totalled Euro 728 million through March, an increase of 35.1% on the same period last year.

Investments: 78.9% increase in new generation capacity and 38.4% increase in distribution to improve quality of service

Investments in Spain and Portugal in 1Q06 reached Euro 950 million, 63% more than in the same period last year. Excluding the financing of the tariff deficit, the total was Euro 441 million, 45.5% higher than in 1Q05.

TOTAL INVESTMENT IN SPAIN AND PORTUGAL
	Euro million
	1Q06	1Q05	% Chg
Capex	401	265	51.3
Intangibles	2	13	(84.6)
Financial	38	25	52.0
Financing of tariff deficit	509	278	83.1
Total investments	950	581	63.5

CAPEX IN SPAIN AND PORTUGAL
	Euro million
	1Q06	1Q05	% Chg
Generation	127	71	78.9
Ordinary regime	110	68	61.8
Renewables/CHP	17	3	466.7
Distribution	263	190	38.4
Others	11	4	175.0
Total	401	265	51.3

90.9% of total investment was spent on capex to develop or enhance electricity generation and distribution facilities.

The breakdown of capex reflects the considerable effort made by the Company to improve service quality in Spain, with investment in distribution facilities accounting for 65.6% of the total. We also highlight the significant increase in capital expenditure to expand ENDESA’s generation capacity, above all on the construction the Cristobol Colón (400 MW) and As Pontes (800 MW) CCGTs and capacity increases in renewables.

BUSINESS IN EUROPE

Net income of Euro 118 million

Net income from the business in Europe rose 3.5% year-on-year to Euro 118 million.

This result does not reflect any capital gains from asset disposals, unlike in 1Q05, when ENDESA booked Euro 36 million of income under this heading. Like-for-like (i.e. stripping out the capital gains on the sale of assets in 1Q05), net income would have grown 51.3%.

Solid growth projects

In 1Q06, Endesa Europa focused on two of its main strategic targets: consolidating its current position and seeking new growth opportunities.

On March 17, Endesa Europa signed an agreement to acquire 25.5% of OLT Offshore LNG Toscana, S.P.A., the owner of the offshore regasification terminal to be built off the coast of Livorno (Italy). Estimated investment amounts to Euro 400 million and authorised regasification capacity is close to four billion cubic metres (bcm) per annum of which, under the terms of the agreements negotiated, Endesa Europa will control approximately two bcm per annum.

This project, together with ENDESA’s project in the Gulf of Trieste, guarantees competitive gas supplies for the Italian market and increases the flexibility of ENDESA’s fuel mix.

In addition, on March 27, Endesa Europa signed an agreement to acquire from the Merloni Group a 50% of MPE Energia S.R.L., a company that sells energy and provides related services to final customers.

Concerning Endesa Italia, the construction on the two 400MW CCGTs at the Scandale plant (Calabria) is proceeding according to schedule. This project was acquired by a 50/50 joint venture between Endesa Italia and ASM Brescia at the end of December 2004.

In the first quarter of 2006, Endesa Italia distributed a Euro 176 million dividend to shareholders, of which Euro 140.8 million corresponded to Endesa Europa.

Initiatives undertaken in the period at Snet fell under the auspices of its Industrial Plan, aimed at developing new capacity by means of the future optimisation of its current sites in order to bring total new capacity of 2,000 MW in CCGTs and 200 MW in renewables/CHP on-stream. Within the scope of this plan, noteworthy initiatives in 1Q06 include the adjudication to build a 10 MW wind farm at Léhaucourt (Picardy) at an estimated investment of Euro 10 million.

Snet also made significant progress in its supply activities during the period. It signed an agreement with the French multinational company Auchan (Alcampo) to supply 400 GWh of power in 2006 and an agreement with SNCF (the French railway operator) to supply 6,600 GWh in the period 2007-2011. The second contract enables Snet to lock-in demand for a significant portion of its free capacity during this period.

Finally, a Euro 59.7 million dividend payments to shareholders was approved at Snet’s General Shareholders’ Meeting held on March 1. In light of the Euro 21.2 million interim dividend already paid out, on March 9, Snet paid out a final dividend of Euro 38.5 million, of which Euro 25 million corresponded to Endesa Europa.

Sharp increase in output and sales

ENDESA’s total output in Europe in 1Q06 amounted to 11,943 GWh, an increase of 28.4% on 1Q05. Electricity sales rose 17.4% to 15,238 GWh.

BREAKDOWN OF ENDESA’S OUTPUT AND SALES IN EUROPE
	Output (GWh)			Sales (GWh)
	1Q06	1Q05	% Chg	1Q06	1Q05	% Chg
Italy	7,619	6,081	25.3	9,206	8,410	9.5
France	3,593	2,533	41.8	5,301	3,880	36.6
Poland*	731	685	6.7	731	685	6.7
Total	11,943	9,299	28.4	15,238	12,975	17.4
(*) ENDESA is present in the generation business in Poland through the Bialystock CHP, which is controlled by Snet.

EBIT: up 48.6%

Endesa Europa’s EBITDA stood at Euro 322 million, up 37.6% vs. 1Q05, and EBIT at Euro 257 million, an increase of 48.6%.

EBITDA & EBIT IN EUROPE
	EBITDA (Euro million)			EBIT (Euro million)
	1Q06	1Q05	% Chg	1Q06	1Q05	% Chg
Endesa Italia	260	189	37.6	222	156	42.3
Snet	56	43	30.2	29	15	93.3
Trading	15	7	114.3	15	7	114.3
Holding & others	(9)	(5)	NA	(9)	(5)	NA
Total	322	234	37.6	257	173	48.6

The Euro 15 million contribution to EBIT from trading operations is noteworthy. ENDESA can conduct these operations risk-free thanks to its generation base in Italy and France.

Positive performance of Endesa Italia continues

Endesa Italia’s revenues totalled Euro 809 million in 1Q06, up 44.5%, due to a 9.5% increase in electricity sold, higher electricity prices in the Italian market and the fact that the Delibera 254 for unfair trade practices was not levied on the Company, allowing it to release a Euro 26 million provision in previous years to 2005 revenue.

ENDESA ITALIA KEY DATA
	Euro million
	1Q06	1Q05	Change	% Chg
Revenues	809	560	249	44.5
Gross margin	299	228	71	31.1
EBITDA	260	189	71	37.6
EBIT	222	156	66	42.3

The Company generated a total of 7,619 GWh of electricity, an increase of 1,538 GWh or 25.3% on 1Q05. Its market share in Italy stood at 9.5%.

The generation structure of Endesa Italia in 1Q06 reflects a higher percentage of fuel-oil production, up from 17.8% to 24.4%, as a result of the application of extraordinary measures to reduce gas consumption through March in order to guarantee supply availability. Although Endesa Italia’s fuel costs increased by Euro 137 million in 1Q06, this was far less than the increase in revenues due to higher electricity prices triggered by the jump in fuel prices.

The Italian Government approved the National Allocation Plan (NAP) of greenhouse gas emission rights in the first quarter of 2006, which has been afterwards ratified by the Europeans Authorities. At the end of the 1Q 06, the formal constitution of the corresponding Register was still pending, which began to operate in April.

This NAP has allocated to Endesa Italia 33.9 million tonnes for the period 2005-2007. However, as of March 31, 2006, the physical delivery of the company’s rights was still pending -that is why they had not been booked as an intangible asset at the balance sheet close.

The income statement reflects the cost of the CO2 emission rights solely on the basis of the estimated deficit since as the rights had not yet been delivered at March 31, 2006, neither the revenue nor the expense associated with the free allocation of emission rights has been booked, which will have a neutral impact on earnings.

Significant earnings improvement at Snet

Earnings at Snet improved significantly in 1Q06, with EBITDA growing 30.2% to Euro 56 million and EBIT by 93.3% to Euro 29 million vs. 1Q05.

SNET KEY DATA
	Euro million
	1Q06	1Q05	Change	% Chg
Revenues	333	224	109	48.7
Gross margin	94	81	13	16.1
EBITDA	56	43	13	30.2
EBIT	29	15	14	93.3

The French generator recorded revenues of Euro 333 million in the first three months of the year, a 48.7% increase vs. the same period in 2005. This is mainly the result of the 34.4% increase in output to 4,324 GWh.

Variable costs increased Euro 96 million basically as a result of the Euro 29 million increase in fuel costs, the Euro 48 million rise in energy purchases and greater expense of Euro 25 million associated with emission rights, primarily due to their higher unit cost in 1Q06 vs. 1Q05, although the impact is offset by a similar increase in revenues from the free allocation of emission rights.

European debt: reduction of Euro 51 million

Net financial debt at ENDESA’s business in Europe stood at Euro 1,235 million at 1Q06, a reduction of Euro 51 million, or 4%, over the debt at year-end.

Net financial results amounted to an expense of Euro 11 million in 1Q06, Euro 4 million less than in 1Q05.

Cash flow: Euro 208 million

Operating cash flow generated by this business stood at Euro 208 million, compared to Euro 200 million in 1Q05.

Investments: Euro 42 million

Investments in 1Q06 in the European business totalled Euro 42 million. Of this, Euro 32 million were capex and the remaining Euro 8 million were accounted for by Endesa Italia and Snet.

Financial investments for the period totalled Euro 10 million including Euro 2 million for the acquisition of 25.5% of OLT Offshore LNG Toscana, S.P.A. and Euro 3 million for the acquisition of 50% of MPE Energía S.R.L.

BUSINESS IN LATIN AMERICA

Excellent bottom line growth: net income up 170.8%

Net income at ENDESA’s Latin American business totalled Euro 195 million in 1Q06, an increase of Euro 123 million, or 170.8% on 1Q05 and equivalent to 18.35% to the Company’s overall net income.

The results includes a positive impact of Euro 101 million, net of minority interests, from the lower tax charge derived form the Elesur-Chilectra merger approved at each companies' respective General Shareholders’ Meetings held in March 2006.

This performance reflects the consolidation of the favourable economic trends witnessed in the region in 2005, marked by higher growth and increased exchange rate stability in ENDESA’s operating markets, as well as the success of the management measures implemented by its subsidiaries throughout the region.

Highlights in the period

Growth in volume sales in generation and distribution

The favourable economic environment pushed demand sharply, 5.8% increase on average and above 4% in all the countries where ENDESA has subsidiaries. Noteworthy is the increase in demand in Peru (8.2%), Argentina (7.3%) and Chile (5.5%).

Higher demand led ENDESA’s subsidiaries to record total electricity sales of 14,363 GWh, up 6.5% vs. 1Q05, with sharp increases in Peru (+9.7%) and Brazil (+7.5%).

ENDESA generated 14,656 GWh in the region in 1Q06, 0.7% more than in 1Q05. Output increased the most in Peru (+6.2%) in response to the sharp increase in demand and in Colombia (+4.2%), primarily due to higher rainfall in the region where the Betania plant is located and higher Emgesa’s thermal output to make up for the rain shortfall in the Guavio region.

The fall in output in Argentina (-2.9%) is due to the fact the higher hydro production at the El Chocón plant was not enough to offset the fall in thermal generation, due to maintenance downtimes at the CCGTs and lower dispatch from the Costanera plant; and in Brazil (-4.3%) primarily to lower output at the Fortaleza plant as a result of restrictions on gas supply which more than offset the increase in output at Cachoeira.

Finally, output in Chile grew 1.6%, where the Company has showed significant improvement in costs thanks to a better generation mix as a result of higher rainfall during the period.

OUTPUT AND SALES IN THE LATIN AMERICAN BUSINESS
	Generation (GWh)		Distribution (GWh)
	1Q06	% Chg vs. 1Q05	1Q06	% Chg vs. 1Q05
Chile	4,369	1.6	3,005	6.4
Argentina	4,580	(2.9)	3,664	4.2
Peru	1,651	6.2	1,209	9.7
Colombia	2,976	4.2	2,545	6.7
Brazil	1,080	(4.3)	3,940	7.5
TOTAL	14,656	0.7	14,363	6.5

Improvement in generation and distribution margins

Growth in demand, tighter reserve margins and the better generation mix at ENDESA’s subsidiaries caused the unit margin of generation companies to increase by 19.9% in 1Q06 vs. 1Q05 to US$ 25.9 per MWh produced.

Generation margins expanded significantly in all countries where ENDESA operates with the exception of Argentina, which declined due to lower capacity payments on export contracts.

In distribution, operating margins were considerably boosted by improved pass-through of generation costs achieved in tariff revisions over recent months and operating efficiency improvements, leading to a considerable improvement in these companies' operating indicators. The unit margin of distribution stood at $34.8/MWh, up by 23%.

Reduction in distribution losses

Energy distribution losses were 11.3% in 1Q06, 0.5 percentage points lower than in 1Q05.

Losses were contained in all countries, notably in Argentina and Brazil, where the percentage of losses was cut by 0.7 and 0.6 percentage points, respectively.

These improvements in the distribution network management are the result of a continuing technological innovation policy, as it has been demonstrated by the positive progress made in Brazil through the development and implantation of the Ampla new grid.

New capacity development

In 1Q06, Endesa Chile continued work on the CCGT San Isidro II, which will have a total installed capacity of 377MW, as well as the Palmucho hydroelectric plant, with planned capacity of 32MW. Both projects are located in Chile.

In Peru, progress was made on the construction of Etevensa II (second CCGT being build) and on the conversion of Etevensa I into a CCGT. Both projects are slated for completion this year, bringing an additional 172 MW of new capacity on-stream and making the generation mix significantly more competitive.

In Colombia, Emgesa completed the acquisition of the 186 MW Termocartagena thermal plant.

Endesa Eco commenced work on the 9 MW Canela wind farm and on the Ojos de Agua mini hydro station, also with capacity of 9 MW.

Finally, in 2Q06 ENDESA Chile signed an agreement with electricity provider Colbún -controlled by the Matte Group, one of Chile’s leading business conglomerates- for its inclusion in the Aysén Project, which entails the construction of four hydro plants with total installed capacity of 2,430 MW.

Optimisation of organisational structure

1Q06 featured the completion of the organisational restructuring in Brazil (incorporation of the Brazilian holding company, Endesa Brasil), Peru (Etevensa-Edegel merger) and Chile (Chilectra-Elesur merger).

•
ENDESA contributed all the assets it held directly and indirectly in Brazil to ENDESA Brasil. The incorporation of this holding company will simplify the organisational structure in Brazil, resulting in the generation of more stable local cash flows, improve third-party financing and reinforce the Company’s position in Brazil vis-à-vis new growth opportunities.

•
On January 17, 2006, the shareholders of Edegel and Etevensa ratified the resolutions taken by their respective Boards in November 2005 to merge Etevensa and Edegel. On April 12, this operation was approved by the corresponding local anti-trust authorities. This transaction results in a more balanced overall generation mix (51% hydro and 49% thermal), which will reduce earnings volatility as a result of variations in rainfall, create synergies from overlapping overhead costs, strengthen its financial structure, generate economies of scale and increase shareholder liquidity.

•
The Boards of Directors of Chilectra and Elesur approved the merger of the two companies on March 31. This transaction will eliminate holding companies, reduce overhead costs, and optimize tax charges.

Regulatory update

Regulatory highlights in 1Q06:

•	In Brazil the tariffs applied to Ampla and Coelce were increased by 2.9% and 10.01%, respectively.

•
In relation to the Bilateral Agreement between Argentina and Brazil, the Argentina Secretary for Energy issued a resolution on February 3 permitting companies with export contracts to renegotiate them. The aim of the resolution is to encourage imports to meet demand.

•
On February 15, the Argentine Senate ratified the agreement between UNIREN and Edesur. Now the President must sign the resolution for its definitive approval. This is expected to be given within the next two months.

•	A trust has been set up to enable the Argentine generation companies under the Foninvemem agreement - awarded with 1,600 MW of CCGTs -to obtain the necessary administrative and operating resources.

•	In January, the Colombian electricity regulator issued a resolution modifying the calculation to limit generation market share, providing ENDESA’s subsidiaries with access to higher market volume.

EBITDA: growth of 36.1%

EBITDA in the Latin American business totalled Euro 588 million in 1Q06, up 36.1% on 1Q05 while EBIT stood at Euro 461 million, up 42.3%.

EBITDA & EBIT IN LATIN AMERICA
	Euro million
	EBITDA			EBIT
	1Q06	1Q05	% Chg	1Q06	1Q05	% Chg
Generation and transmission	322	264	22.0	251	204	23.0
Distribution	277	184	50.5	222	135	64.4
Others	(11)	(16)	NA	(12)	(15)	NA
TOTAL	588	432	36.1	461	324	42.3

The table below shows the breakdown of EBITDA and EBIT of ENDESA’s fully consolidated subsidiaries by business line and by country:

BREAKDOWN OF EBITDA AND EBIT IN LATAM BY BUSINESS LINE AND COUNTRY
Generation and transmission
Euro million	EBITDA			EBIT
	1Q06	1Q05	% Chg	1Q06	1Q05	% Chg
Chile	133	71	87.3	104	45	131.1
Colombia	63	54	16.7	51	43	18.6
Brazil - Generation	34	32	6.3	29	28	3.6
Brazil - Transmission	7	21	(66.7)	2	17	(88.2)
Peru	45	42	7.1	34	32	6.3
Argentina - Generation	34	40	(15.0)	25	35	(28.6)
Argentina - Transmission	6	4	50.0	6	4	50.0
TOTAL	322	264	22.0	251	204	23.0

Distribution
Euro million	EBITDA			EBIT
	1Q06	1Q05	% Chg	1Q06	1Q05	% Chg
Chile	50	37	35.1	43	32	34.4
Colombia	63	49	28.6	48	31	54.8
Brazil	117	58	101.7	99	45	120.0
Peru	22	18	22.2	14	11	27.3
Argentina	25	22	13.6	18	16	12.5
TOTAL	277	184	50.5	222	135	64.4

Generation and transmission

Chile

Energy generated in 1Q06 rose 1.6% to 4,369 GWh. Output was dampened by natural gas supply problems, which were offset by the improved generation mix thanks to higher hydro generation.

This, together with the favourable trend in the Chilean peso relative to the euro and higher prices drove EBITDA from ENDESA’s subsidiaries to Euro 133 million and EBIT to 104 million, increases of 87.3% and 131.1%, respectively, vs. 1Q05.

Colombia

A 4.2% increase in total electricity generation output together with the Colombian peso appreciation against the euro underpinned increases of 16.7% and 18.6% in EBITDA and EBIT, respectively, to Euro 63 million and EBIT to 51 million.

Brazil - Generation

Total electricity generation declined by 4.3%, as the growth in activity at Cachoeira Dourada was not enough to make up for gas supply problems.

However, this, coupled with favourable exchange-rate, helped cushion the impact of the increase in fuel consumption, giving EBITDA in 1Q06 of Euro 34 million and EBIT of 29 million, increases of 6.3% and 3.6%, respectively, vs. 1Q05.

Brazil - Transmission

The difficulties in exporting electricity from Argentina to Brazil due to gas supply restrictions continued, having a negative impact on results of this interconnection. EBIT in 1Q06 was Euro 2 million, Euro 15 million lower than in 1Q05.

Peru

Generation sales reached Euro 76 million in 1Q06, up 18.8% on 1Q05, mainly thanks to higher prices, which offset the Euro 11 million increase in fuel costs.

EBITDA was Euro 45 million, 7.1% higher than in 1Q05, while EBIT stood at Euro 34 million, up 6.3% on the same period last year.

Argentina - Generation

Total electricity generation fell 2.9% due to lower output at the Costanera plant.

Gas supply problems continued to trigger increases in fuel costs (+23.4%) due to the need to generate power using more expensive liquid fuels. This undermined margins. As a result, EBITDA in 1Q06 totalled Euro 34 million, down 15% vs. 1Q05, while EBIT fell 28.6% to Euro 25 million.

Distribution

Chile

The 52.6% increase in revenues, boosted by exchange rates and higher volumes, offset the squeeze on margins caused by the latest tariff revision.

EBITDA rose 35.1% to Euro 50 million EBIT by 34.4% to Euro 43 million compared to 1Q05.

Colombia

EBITDA of the distribution business was Euro 63 million, 28.6% higher than in 1Q05, while EBIT stood at Euro 48 million, up 54.8%.

These rises were due to an 18.1% increase in revenues to Euro 163 million, enough to cover the higher costs of buying electricity and a stronger Colombian peso versus the euro.

Brazil

Distribution sales came to Euro 421 million in 1Q06, a 56.5% increase on 1Q05.

The rise resulted from wider margins as consequence of the enhanced pass-through of generation prices to customers and, to a lesser extent, higher volume sales (+7.5%).

This increase in electricity sales clearly offset the higher costs, boosting EBITDA in 1Q06 by 101.7% to Euro 117 million and EBIT by 120.0% to Euro 99 million compared to 1Q05.

Peru

EBITDA from distribution amounted to Euro 22 million in 1Q06, up 22.2% on 1Q05, mainly due to higher sales (+15.5%) which more than offset higher costs. EBIT advanced 27.3% from the same period last year, to Euro 14 million.

Argentina

Revenues from distribution stood at Euro 100 million in 1Q06, up 23.5% year-over-year, outpacing the 17% increase in procurements costs to give EBITDA of Euro 25 million and EBIT of Euro 18 million, increases of 13.6% and 12.5%, respectively.

Financial results: Euro 124 million

Financial results for the business in Latin America reflected a loss of Euro 124 million in the first quarter of 2006, Euro 53 million more than in 1Q05.

Net exchange-rate gains were Euro 34 million lower, down from Euro 50 million in 1Q05 to Euro 16 million this quarter. Net interest expense totalled Euro 140 million, Euro 19 million or 15.7% higher than the year-ago period.

This increase is mainly due to the higher costs driven by readjusted pension funds, the early pay off of loans, and the exchange rate effect on financial expenses. These debt financial expenses expressed in local currencies remain stable compared to the previous year.

Net debt at ENDESA’s Latin American business at March 31, 2006 stood at Euro 5,923 million, representing a reduction of Euro 186 million since the start of the year. This decrease is fundamentally due to the performance of the euro against the currencies in which ENDESA’s Latin American subsidiaries’ debt is denominated, accounting for Euro 122 million of the reduction.

Worth pointing out is that in the second quarter this year, the rating agency Fitch has upgraded its ratings for Enersis and Endesa Chile from BBB- to BBB, stable outlook.

Tax

The merger between the Chilean companies Chilectra and Elesur has led to a lower tax change, for a total recognised amount of Euro 170 million (Euro 101 million after minority interests).

Cash flow: up 26%

Cash flow generated by ENDESA’s business in Latin America totalled Euro 363 million in 1Q06, an increase of 26% with respect to 1Q05.

Investments: Euro 220 million

Investment in Latin America stood at Euro 220 million in 1Q06. Of this amount, Euro 193 million corresponded to capex.

CAPITAL EXPENDITURE IN LATIN AMERICA
	Euro million
	1Q06	1Q05	% Chg
Generation	80	21	281.0
Distribution and Transmission	104	52	100.0
Others	9	3	200.0
TOTAL	193	76	153.9

STATISTICAL APPENDIX

KEY FIGURES

Electricity Generation (GWh)	1Q06	1Q05	% Chg
Business in Spain and Portugal	23,464	24,506	(4.3)
Business in Europe	11,943	9,299	28.4
Business in Latin America	14,656	14,558	0.7
TOTAL	50,061	48,363	3.5

Electricity Generation in Spain and Portugal (GWh)	1Q06	1Q05	% Chg
Mainland	20,008	21,153	(5.4)
Nuclear	6,450	6,385	1.0
Coal	8,717	9,745	(10.5)
Hydroelectric	1,793	1,704	5.2
Combined cycle - CCGT	2,030	1,869	8.6
Fuel oil	403	981	(58.9)
Renewables/CHP	615	469	31.1
Non-mainland	3,456	3,353	3.1
TOTAL	23,464	24,506	(4.3)

Electricity Generation in Europe (GWh)	1Q06	1Q05	% Chg
Coal	5,943	4,740	25.4
Hydroelectric	839	685	22.5
Combined cycle - CCGT	3,292	2,783	18.3
Fuel oil	1,860	1,084	71.6
Wind	9	7	28.6
TOTAL	11,943	9,299	28.4

Electricity Generation in Latin America (GWh)	1Q06	1Q05	% Chg
Chile	4,369	4,301	1.6
Argentina	4,580	4,719	(2.9)
Peru	1,651	1,554	6.2
Colombia	2,976	2,855	4.2
Brazil	1,080	1,129	(4.3)
TOTAL	14,656	14,558	0.7

Electricity sales (GWh)	1Q06	1Q05	% Chg
Business in Spain and Portugal	27,108	25,290	7.2
Regulated market	17,502	16,595	5.5
Deregulated market	9,606	8,695	10.5
Business in Europe	15,238	12,975	17.4
Business in Latin America	14,364	13,492	6.5
Chile	3,005	2,823	6.4
Argentina	3,664	3,516	4.2
Peru	1,209	1,102	9.7
Colombia	2,545	2,386	6.7
Brazil	3,940	3,665	7.5
TOTAL	56,709	51,757	9.6

Gas sales (GWh)	1Q06	1Q05	% Chg
Regulated market	1,115	1,331	(16.2)
Deregulated market	5,624	4,570	23.1
TOTAL	6,739	5,901	14.2

Workforce	31-03-06	31-03-05	% Chg
Business in Spain and Portugal	12,711	12,832	(0.9)
Business in Europe	2,112	2,342	(9.8)
Business in Latin America	12,316	11,886	3.6
Other businesses	--	87	NA
TOTAL	27,139	27,147	(0.0)

FINANCIAL DATA

Key figures	1Q06	1Q05	% Chg
EPS (Euro)	0.99	0.53	87.9
CFPS (Euro)	1.23	0.96	28.4
BVPS (Euro)	9.67	8.69	11.3

Net financial debt (Euro million)	31-03-06	31-12-05	% var.
Business in Spain and Portugal	11,602	11,461	1.2
Business in Europe	1,235	1,286	(4.0)
Endesa Italia	913	815	12.0
Other	322	471	(31.6)
Business in Latin America	5,923	6,109	(3.0)
Enersis	4,981	5,207	(4.3)
Other	942	902	4.4
Other businesses (1)	--	(575)	NA
TOTAL	18,760	18,281	2.6

Financial leverage (%)	124.2	112.0	–
Net debt/operating cash flow (times)	2.4	3.0	–
Interest coverage with operating cash flow (times)	9.5	5.7	–
(1) At March 31, 2006, there was no debt assigned to “Other businesses”, as it disappeared as such with the sale of the 5.01% stake in Auna carried out in February 2006 and was allocated to the business in Spain and Portugal.

Rating (16-11-05)	Long term	Short term	Outlook
Standard & Poor’s	A	A-1	Revision (-)
Moody’s	A3	P-2	Negative
Fitch	A+	F1	Revision (-)

Main fixed income issues	Spread over IRS (bp)
	31-03-06	31-12-05
3.5 Y Euro 700M 4.375% Mat. June 2009	8	5
6.5 Y GBP 400M 6.125% Mat. July 2012	24	28
7.1 Y Euro 700M 5.375% Mat. Feb 2013	28	18

Stock market data	31-03-06	31-12-05	% Chg
Market cap (Euro million)	28,205	23,525	19.9
Number of shares outstanding	1,058,752,117	1,058,752,117	–
Nominal share value (Euro)	1.2	1.2	–

Stock market data	1Q06	1Q05	% Chg
Trading volumes (shares)
Madrid stock exchange	733,242,188	643,866,930	13.9
NYSE	7,896,100	6,841,400	15.4
Average daily trading volume (shares)
Madrid stock exchange	11,456,909	10,555,195	8.5
NYSE	127,357	112,154	13.6

Share price	1Q06 high	1Q06 low	31-03-06	31-12-05
Madrid stock exchange (Euro)	28.57	21.68	26.64	22.22
NYSE (USD)	33.74	25.92	32.15	26.01

Dividends (Euro cents/share)	Payable against 2005 results
Interim dividend (02-01-06)	30.50
Final dividend (03-07-06)	209.50
Total DPS	240.00
Pay-out (%)	79.9
Dividend yield (%)	10.8

Information memo (forward looking statements)

Investors are urged to read ENDESA’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by ENDESA with the SEC are available without charge from the SEC’s website at www.sec.gov and at ENDESA's principal executive offices in Madrid, Spain.

This presentation contains certain “forward-looking statements” regarding anticipated financial and operating results and statistics and other future events. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond ENDESA’s control or may be difficult to predict.

Forward looking statements include, but are not limited to, information regarding: estimated future earnings; anticipated increases in wind and CCGTs generation and market share; expected increases in demand for gas and gas sourcing; management strategy and goals; estimated cost reductions; tariffs and pricing structure; estimated capital expenditures and other investments; expected asset disposals; estimated increases in capacity and output and changes in capacity mix; repowering of capacity and macroeconomic conditions. For example, the EBITDA and dividends targets for 2004 to 2009 included in this presentation are forward-looking statements and are based on certain assumptions which may or may not prove correct. The principal assumptions underlying these forecasts and targets relate to regulatory environment, exchange rates, divestments, increases in production and installed capacity in the various markets where ENDESA operates, increases in demand in these markets, allocation of production among different technologies increased costs associated with higher activity levels not exceeding certain levels, the market price of electricity not falling below certain levels, the cost of CCGT and the availability and cost of gas, fuel, coal and emission rights necessary to operate our business at desired levels.

The following important factors, in addition to those discussed elsewhere in this presentation, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements

Economic and Industry Conditions: materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; the potential liabilities relating to our nuclear facilities.

Transaction or Commercial Factors: any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments. Any delays in or failure to obtain necessary regulatory approvals, including environmental to construct new facilities, repowering or enhancement of existing facilities; shortages or changes in the price of equipment, materials or labour; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

Political/Governmental Factors: political conditions in Latin America; changes in Spanish, European and foreign laws, regulations and taxes.

Operating Factors: technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; the ability to implement an international and diversification strategy successfully.

Competitive Factors: the actions of competitors; changes in competition and pricing environments; the entry of new competitors in our markets.

Further details on the factors that may cause actual results and other developments to differ significantly from the expectations implied or explicitly contained in the presentation are given in the Risk Factors section of Form 20-F for the first quarter of 2005 filed with the SEC and in the Registration Document of ENDESA Stock filed with the CNMV.

No assurance can be given that the forward-looking statements in this document will be realised. Except as may be required by applicable law, neither ENDESA nor any of its affiliates intends to update these forward-looking statements.

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2006 AND DECEMBER 31, 2005
(Unaudited)

				Euro Million

ASSETS	31.03.06	31.12.05	Variation
Total fixed assets	47,588	45,742	1,846	4.04%
Utility plant	32,405	32,313	92	0.28%
Investment property	68	71	(3)	-4.23%
Intangible asset	1,863	863	1,000	115.87%
Goodwill	4,235	4,278	(43)	-1.01%
Long term financial investments	4,825	4,134	691	16.72%
Investments in associates	656	623	33	5.30%
Deferred tax assets	3,536	3,460	76	2.20%
Total current assets	8,226	9,623	(1,397)	-14.52%
Inventories	803	812	(9)	-1.11%
Trade and other receivables	5,935	6,098	(163)	-2.67%
Short term financial investments	118	77	41	53.25%
Cash and cash equivalents	1,348	2,614	(1,266)	-48.43%
Assets held for sale	22	22
TOTAL ASSETS	55,814	55,365	449	0.81%

EQUITY AND LIABILITIES	31.03.06	31.12.05	Variation
Total equity	15,110	16,327	(1,217)	-7.45%
Atributtable to equity holders of the parent company	10,238	11,590	(1,352)	-11.67%
Minority interest	4,872	4,737	135	2.85%
Non-current liabilities	29,464	28,630	834	2.91%
Deferred revenues	2,810	2,062	748	36.28%
Preferred shares	1,422	1,419	3	0.21%
Long term provisions	5,077	5,097	(20)	-0.39%
Long term financial debt	17,206	17,168	38	0.22%
Other non-current liabilities	1,013	1,032	(19)	-1.84%
Deferred tax liabilities	1,936	1,852	84	4.54%
Current liabilities	11,240	10,408	832	7.99%
Short term financial debt	1,789	2,450	(661)	-26.98%
Trade and other payables	9,451	7,958	1,493	18.76%
TOTAL EQUITY AND LIABILITIES	55,814	55,365	449	0.81%

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

				Euro Million

	31.03.06	31.03.05	Variation
REVENUES	5,670	4,317	1,353	31.34%
Sales	5,274	4,187	1,087	25.96%
Other operating revenues	396	130	266	204.62%

PURCHASES AND SERVICES	2,936	2,162	774	35.80%
Energy purchases	1,017	893	124	13.89%
Fuel procurement costs	1,099	832	267	32.09%
Transmission expenses	201	165	36	21.82%
Other variable purchases and services	619	272	347	127.57%

GROSS MARGIN	2,734	2,155	579	26.87%

Work performed by the entity and capitalized	37	33	4	12.12%

Personnel expenses	377	323	54	16.72%

Other fixed operating expenses	447	379	68	17.94%

GROSS OPERATING INCOME (EBITDA)	1,947	1,486	461	31.02%

Depreciation and amortization	456	435	21	4.83%

OPERATING INCOME (EBIT)	1,491	1,051	440	41.86%

FINANCIAL INCOME	(214)	(221)	7	-3.17%
Net financial expenses	(232)	(267)	35	-13.11%
Foreign exchanges	18	46	(28)	60.87%

Share of profit of associates	28	17	11	64.71%

Income from other investments	(5)	5	(10)	-200.00%

Income from asset sales	210	116	94	81.03%

INCOME BEFORE TAXES	1,510	968	542	55.99%

Income tax	219	265	(46)	-17.36%

PROFIT FOR THE PERIOD	1,291	703	588	83.64%
Attributable to the holders of the parent company	1,052	560	492	87.86%
Minority interest	239	143	96	67.13%
Net income per share (expressed in euros)	0.99	0.53	0.46	87.86%

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

		Euro Million

	31.03.06	31.03.05
Consolidated income before income taxes	1,510	968
Amortization	456	435
Income from asset sales	(210)	(116)
Income tax	(289)	(181)
Provisions payments	(119)	(89)
Other results without cash flow effect	(49)	(5)
Cash Flow from operating activities	1,299	1,012

Change in deferred income tax	287	181
Change in operating assets/liabilities	(379)	(415)

Net cash provided by operating activities	1,207	778

Acquisitions of fixed and intangible assets	(876)	(845)
Disposal of fixed and intangible assets	27	97
Disposal of stakes in subsidiaries		159
Acquisitions of other investments	(757)	(91)
Disposal of other investments	33	45
Subsidies and other deferred income	73	93
Net cash used for investing activities	(1,500)	(542)

New long-term debt	1,407	942
Repayment of long-term debt	(1,029)	(265)
Net cash from financial debt with short term maturity	(965)	(7)
Dividends paid by the controlling company	(323)	(288)
Dividends paid to minority shareholders	(83)	(44)
Other payments to minority shareholders		(67)
Net cash used for financing activities	(993)	271

Total net cash	(1,286)	507

Effects of exchange rate changes on cash and cash equivalents	20	30

Net increase in cash and cash equivalents	(1,266)	537

Cash and cash equivalents at beginning of period	2,614	2,178
Cash and cash equivalents at end of period	1,348	2,715

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE - 31 MARCH 2006 (Unaudited)

			Euro Million

	Of the Parent	Of Minority Interests	Total
NET PROFIT RECOGNISED DIRECTLY IN EQUITY	(178)	(30)	(208)
In assets and liability revaluation reserves	(133)	(20)	(153)
Available-for-sale investments	(194)		(194)
Cash flow hedge	74	(20)	54
Tax effect	(13)		(13)
In translation differences	(45)	(10)	(55)
Gross translation differences	(50)	(10)	(60)
Tax effect	5		5

PROFIT FOR THE PERIOD	1,052	239	1,291

TOTAL INCOME AND EXPENSES RECOGNISED	874	209	1,083

CONSOLIDATED BALANCE SHEETS
SPAIN AND PORTUGAL ELECTRICITY BUSINESS(Unaudited)

				Euro Million

ASSETS	31.03.06	31.12.05	Variation
Total fixed assets	27,000	24,507	2,493	10.17%
Utility plant	18,327	18,176	151	0.83%
Investment property	4	4
Intangible asset	1,648	720	928	128.89%
Goodwill	148	148
Long term financial investments	4,082	2,788	1,294	46.41%
Investments in associates	400	370	30	8.11%
Deferred tax assets	2,391	2,301	90	3.91%
Total current assets	4,547	5,697	(1,150)	-20.19%
Inventories	566	548	18	3.28%
Trade and other receivables	3,435	3,573	(138)	-3.86%
Short term financial investments	18	22	(4)	-18.18%
Cash and cash equivalents	506	1,532	(1,026)	-66.97%
Assets held for sale	22	22
TOTAL ASSETS	31,547	30,204	1,343	4.45%

EQUITY AND LIABILITIES	31.03.06	31.12.05	Variation
Total equity	5,206	6,037	(831)	-13.77%
Atributtable to equity holders of the parent company	5,083	5,918	(835)	-14.11%
Minority interest	123	119	4	3.36%
Non-current liabilities	19,400	18,236	1,164	6.38%
Deferred revenues	2,503	1,799	704	39.13%
Preferred shares	1,422	1,419	3	0.21%
Long term provisions	3,822	3,800	22	0.58%
Long term financial debt	10,715	10,300	415	4.03%
Other non-current liabilities	403	400	3	0.75%
Deferred tax liabilities	535	518	17	3.28%
Current liabilities	6,941	5,931	1,010	17.03%
Short term financial debt	280	1,188	(908)	-76.43%
Trade and other payables	6,661	4,743	1,918	40.44%
TOTAL EQUITY AND LIABILITIES	31,547	30,204	1,343	4.45%

CONSOLIDATED STATEMENTS OF INCOME
SPAIN AND PORTUGAL ELECTRICITY BUSINESS
(Unaudited)

				Euro Million

	31.03.06	31.03.05	Variation
REVENUES	2,867	2,158	709	32.85%
Sales	2,578	2,048	530	25.88%
Other operating revenues	289	110	179	162.73%

PURCHASES AND SERVICES	1,340	911	429	47.09%
Energy purchases	301	216	85	39.35%
Fuel procurement costs	562	488	74	15.16%
Transmission expenses	95	69	26	37.68%
Other variable purchases and services	382	138	244	176.81%

GROSS MARGIN	1,527	1,247	280	22.45%

Work performed by the entity and capitalized	31	28	3	10.71%

Personnel expenses	250	214	36	16.82%

Other fixed operating expenses	271	237	34	14.35%

GROSS OPERATING INCOME (EBITDA)	1,037	824	213	25.85%

Depreciation and amortization	264	266	(2)	-0.75%

OPERATING INCOME (EBIT)	773	558	215	38.53%

FINANCIAL INCOME	(79)	(116)	37	-31.90%
Net financial expenses	(81)	(113)	32	-28.32%
Foreign exchanges	2	(3)	5	166.67%

Share of profit of associates	24	10	14	140.00%

Income from other investments	(5)		(5)	n/a

Income from asset sales	14	75	(61)	-81.33%

INCOME BEFORE TAXES	727	527	200	37.95%

Income tax	156	146	10	6.85%

PROFIT FOR THE PERIOD	571	381	190	49.87%
Attributable to the holders of the parent company	568	380	188	49.47%
Minority interest	3	1	2	200.00%

STATEMENTS OF CASH FLOWS
SPAIN AND PORTUGAL ELECTRICITY BUSINESS
(Unaudited)

		Euro Million

	31.03.06	31.03.05
Consolidated income before income taxes	727	527
Amortization	264	266
Income from asset sales	(14)	(75)
Income tax	(128)	(131)
Provisions payments	(96)	(84)
Other results without cash flow effect	(25)	36
Cash Flow from operating activities	728	539

Change in deferred income tax	128	131
Change in operating assets/liabilities	(145)	(360)

Net cash provided by operating activities	711	310

Acquisitions of fixed and intangible assets	(633)	(656)
Disposal of fixed and intangible assets	17	90
Acquisitions of other investments	(697)	(32)
Disposal of other investments	12	5
Subsidies and other deferred income	64	93
Net cash used for investing activities	(1,237)	(500)

New long-term debt	1,081	678
Repayment of long-term debt	(599)	67
Net cash from financial debt with short term maturity	(1,066)	144
Dividends paid by the controlling company	(294)	(288)
Net cash used for financing activities	(878)	601

Total net cash	(1,404)	411

Net increase in cash and cash equivalents	(1,404)	411

Cash and cash equivalents at beginning of period	1,910	1,306
Cash and cash equivalents at end of period	506	1,717

CONSOLIDATED BALANCE SHEETS
EUROPE ELECTRICITY BUSINESS (Unaudited)

				Euro Million

ASSETS	31.03.06	31.12.05	Variation
Total fixed assets	5,802	5,692	110	1.93%
Utility plant	3,536	3,572	(36)	-1.01%
Intangible asset	144	74	70	94.59%
Goodwill	1,564	1,471	93	6.32%
Endesa Italia	1,387	1,293	94	7.27%
Snet	177	178	(1)	-0.56%
Long term financial investments	141	151	(10)	-6.62%
Investments in associates	84	78	6	7.69%
Deferred tax assets	333	346	(13)	-3.76%
Total current assets	1,143	1,145	(2)	-0.17%
Inventories	131	150	(19)	-12.67%
Trade and other receivables	902	868	34	3.92%
Cash and cash equivalents	110	127	(17)	-13.39%
TOTAL ASSETS	6,945	6,837	108	1.58%

EQUITY AND LIABILITIES	31.03.06	31.12.05	Variation
Total equity	2,830	2,834	(4)	-0.14%
Atributtable to equity holders of the parent company	1,989	1,979	10	0.51%
Minority interest	841	855	(14)	-1.64%
Non-current liabilities	2,433	2,704	(271)	-10.02%
Deferred revenues	182	148	34	22.97%
Long term provisions	317	342	(25)	-7.31%
Long term financial debt	1,013	1,390	(377)	-27.12%
Other non-current liabilities	484	503	(19)	-3.78%
Deferred tax liabilities	437	321	116	36.14%
Current liabilities	1,682	1,299	383	29.48%
Short term financial debt	332	23	309	1343.48%
Trade and other payables	1,350	1,276	74	5.80%
TOTAL EQUITY AND LIABILITIES	6,945	6,837	108	1.58%

CONSOLIDATED STATEMENTS OF INCOME
EUROPEAN ELECTRICITY BUSINESS (Unaudited)

				Euro Million

	31.03.06	31.03.05	Variation
REVENUES	1,245	1,007	238	23.63%
Sales	1,165	1,000	165	16.50%
Other operating revenues	80	7	73	1042.86%

PURCHASES AND SERVICES	838	690	148	21.45%
Energy purchases	283	365	(82)	-22.47%
Fuel procurement costs	451	285	166	58.25%
Transmission expenses	6	7	(1)	-14.29%
Other variable purchases and services	98	33	65	196.97%

GROSS MARGIN	407	317	90	28.39%

Work performed by the entity and capitalized		1	(1)	-100.00%

Personnel expenses	38	41	(3)	-7.32%

Other fixed operating expenses	47	43	4	9.30%

GROSS OPERATING INCOME (EBITDA)	322	234	88	37.61%

Depreciation and amortization	65	61	4	6.56%

OPERATING INCOME (EBIT)	257	173	84	48.55%

FINANCIAL INCOME	(11)	(15)	4	-26.67%
Net financial expenses	(11)	(15)	4	-26.67%

Share of profit of associates		3	(3)	-100.00%

Income from asset sales		36	(36)	-100.00%

INCOME BEFORE TAXES	246	197	49	24.87%

Income tax	93	61	32	52.46%

PROFIT FOR THE PERIOD	153	136	17	12.50%
Attributable to the holders of the parent company	118	114	4	3.51%
Minority interest	35	22	13	59.09%

STATEMENTS OF CASH FLOWS
EUROPE ELECTRICITY BUSINESS (Unaudited)

		Euro Million

	31.03.06	31.03.05
Consolidated income before income taxes	246	197
Amortization	65	61
Income from asset sales		(36)
Income tax	(68)	(19)
Provisions payments	(6)
Other results without cash flow effect	(29)	(3)
Cash Flow from operating activities	208	200

Change in deferred income tax	66	19
Change in operating assets/liabilities	(119)	(47)

Net cash provided by operating activities	155	172

Acquisitions of fixed and intangible assets	(31)	(102)
Disposal of fixed and intangible assets	1	1
Disposal of stakes in subsidiaries		159
Disposal of other investments	18	26
Acquisitions of other investments	(20)	(4)
Net cash used for investing activities	(32)	80

New long-term debt		11
Repayment of long-term debt	(289)	(249)
Net cash from financial debt with short term maturity	226	26
Dividends paid by the controlling company	(29)
Dividends paid to minority shareholders	(48)	(20)
Net cash used for financing activities	(140)	(232)

Total net cash	(17)	20

Net increase in cash and cash equivalents	(17)	20

Cash and cash equivalents at beginning of period	127	61
Cash and cash equivalents at end of period	110	81

CONSOLIDATED BALANCE SHEETS
LATIN AMERICAN ELECTRICITY BUSINESS
(Unaudited)

				Euro Million

ASSETS	31.03.06	31.12.05	Variation
Total fixed assets	14,786	14,755	31	0.21%
Utility plant	10,542	10,565	(23)	-0.22%
Investment property	64	67	(3)	-4.48%
Intangible asset	71	69	2	2.90%
Goodwill	2,523	2,659	(136)	-5.11%
Long term financial investments	602	574	28	4.88%
Investments in associates	172	167	5	2.99%
Deferred tax assets	812	654	158	24.16%
Total current assets	2,536	2,381	155	6.51%
Inventories	106	114	(8)	-7.02%
Trade and other receivables	1,597	1,635	(38)	-2.32%
Short term financial investments	101	55	46	83.64%
Cash and cash equivalents	732	577	155	26.86%
TOTAL ASSETS	17,322	17,136	186	1.09%

EQUITY AND LIABILITIES	31.03.06	31.12.05	Variation
Total equity	7,074	6,927	147	2.12%
Atributtable to equity holders of the parent company	3,166	3,164	2	0.06%
Minority interest	3,908	3,763	145	3.85%
Non-current liabilities	7,631	7,589	42	0.55%
Deferred revenues	125	115	10	8.70%
Long term provisions	938	890	48	5.39%
Long term financial debt	5,478	5,478
Other non-current liabilities	126	122	4	3.28%
Deferred tax liabilities	964	984	(20)	-2.03%
Current liabilities	2,617	2,620	(3)	-0.11%
Short term financial debt	1,177	1,208	(31)	-2.57%
Trade and other payables	1,440	1,412	28	1.98%
TOTAL EQUITY AND LIABILITIES	17,322	17,136	186	1.09%

CONSOLIDATED STATEMENTS OF INCOME
LATIN AMERICA ELECTRICITY BUSINESS
(Unaudited)

				Euro Million

	31.03.06	31.03.05	Variation
REVENUES	1,558	1,152	406	35.24%
Sales	1,531	1,139	392	34.42%
Other operating revenues	27	13	14	107.69%

PURCHASES AND SERVICES	758	561	197	35.12%
Energy purchases	433	312	121	38.78%
Fuel procurement costs	86	59	27	45.76%
Transmission expenses	100	89	11	12.36%
Other variable purchases and services	139	101	38	37.62%

GROSS MARGIN	800	591	209	35.36%

Work performed by the entity and capitalized	6	4	2	50.00%

Personnel expenses	89	65	24	36.92%

Other fixed operating expenses	129	98	31	31.63%

GROSS OPERATING INCOME (EBITDA)	588	432	156	36.11%

Depreciation and amortization	127	108	19	17.59%

OPERATING INCOME (EBIT)	461	324	137	42.28%

FINANCIAL INCOME	(124)	(71)	(53)	74.65%
Net financial expenses	(140)	(121)	(19)	15.70%
Foreign exchange	16	50	(34)	(68.00%)

Share of profit of associates	4	2	2	100.00%

Income from other investments		3	(3)	(100.00%)

INCOME BEFORE TAXES	341	258	83	32.17%

Income tax	(55)	66	(121)	(183.33%)

PROFIT FOR THE PERIOD	396	192	204	106.25%
Attributable to the holders of the parent company	195	72	123	170.83%
Minority interest	201	120	81	67.50%

STATEMENTS OF CASH FLOWS
LATIN AMERICA ELECTRICITY BUSINESS (Unaudited)

		Euro Million

	31.03.06	31.03.05
Consolidated income before income taxes	341	258
Amortization	127	108
Income tax	(93)	(38)
Provisions payments	(17)	(5)
Other results without cash flow effect	5	(35)
Cash Flow from operating activities	363	288

Change in deferred income tax	22	38
Change in operating assets/liabilities	(44)	11

Net cash provided by operating activities	341	337

Acquisitions of fixed and intangible assets	(212)	(86)
Disposal of fixed and intangible assets	9
Acquisitions of other investments	(40)	(53)
Disposal of other investments	3	11
Subsidies and other deferred income	9
Net cash used for investing activities	(231)	(128)

New long-term debt	326	217
Repayment of long-term debt	(141)	(83)
Net cash from financial debt with short term maturity	(125)	(177)
Payments to minority shareholders	(35)	(24)
Other payments to minority shareholders		(67)
Net cash used for financing activities	25	(134)

Total net cash	135	75

Effects of exchange rate changes on cash and cash equivalents	20	30

Net increase in cash and cash equivalents	155	105

Cash and cash equivalents at beginning of period	577	811
Cash and cash equivalents at end of period	732	916

CONSOLIDATED STATEMENTS OF INCOME OTHER BUSINESSES (Unaudited)

			Euro Million

	31.03.06	31.03.05	Variation
REVENUES
Sales
Other operating revenues

PURCHASES AND SERVICES
Energy purchases
Fuel procurement costs
Transmission expenses
Other variable purchases and services

GROSS MARGIN

Work performed by the entity and capitalized

Personnel expenses		3	(3)

Other fixed operating expenses		1	(1)

GROSS OPERATING INCOME (EBITDA)		(4)	4

Depreciation and amortization

OPERATING INCOME (EBIT)		(4)	4

FINANCIAL INCOME		(19)	19
Net financial expenses		(18)	18
Foreign exchanges		(1)	1

Share of profit of associates		2	(2)

Income from other investments		2	(2)

Income from asset sales	196	5	191

INCOME BEFORE TAXES	196	(14)	210

Income tax	25	(8)	33

PROFIT FOR THE PERIOD	171	(6)	177
Attributable to the holders of the parent company	171	(6)	177
Minority interest

Consolidated Balance Sheet Spain & Portugal by business line for the period ended March 31, 2006 (Unaudited)

				Euro Million
				Electricity Business
			Corporate Structure,	Spain & Portugal
ASSETS	Generation & Supply	Distribution	Services & Adjustments
Total fixed assets	13,376	10,398	3,226	27,000
Utility plant	9,144	8,752	431	18,327
Investment property		4		4
Intagible asset	1,465	134	49	1,648
Goodwill	148			148
Long term financial investments	1,427	408	2,247	4,082
Investments in associates	294	12	94	400
Deferred tax assets	898	1,088	405	2,391
Total current assets	3,198	2,055	(706)	4,547
Inventories	543	23		566
Cash and cash equivalents	84	5	417	506
Other current assets	2,571	2,005	(1,123)	3,453
Assets held for sale		22		22
TOTAL ASSETS	16,574	12,453	2,520	31,547

EQUITY AND LIABILITIES
Total equity	4,847	1,797	(1,438)	5,206
Atributtable to equity holders of the parent company	4,827	1,786	(1,530)	5,083
Minority interest	20	11	92	123
Non-current liabilities	7,386	8,913	3,101	19,400
Deferred revenues	710	1,803	(10)	2,503
Preferred shares			1,422	1,422
Long term provisions	1,598	1,834	390	3,822
Long term financial debt	4,747	4,878	1,090	10,715
Other non-current liabilities	92	298	13	403
Deferred tax liabilities	239	100	196	535
Current liabilities	4,341	1,743	857	6,941
Short term financial debt	520	157	(397)	280
Trade and other payables	3,821	1,586	1,254	6,661
TOTAL EQUITY AND LIABILITIES	16,574	12,453	2,520	31,547

Consolidated Balance Sheet Spain & Portugal by business line for the period ended December 31, 2005

				Euro Million
				Electricity Business
	Generation &		Corporate Structure,	Spain & Portugal
ASSETS	Supply	Distribution	Services & Adjustments
Total fixed assets	11,858	10,220	2,429	24,507
Utility plant	9,153	8,592	431	18,176
Investment property		4		4
Intagible asset	539	142	39	720
Goodwill	148			148
Long term financial investments	841	379	1,568	2,788
Investments in associates	273	11	86	370
Deferred tax assets	904	1,092	305	2,301
Total current assets	4,237	2,003	(543)	5,697
Inventories	534	19	(5)	548
Cash and cash equivalents	121	25	1,386	1,532
Other current assets	3,582	1,937	(1,924)	3,595
Assets held for sale		22		22
TOTAL ASSETS	16,095	12,223	1,886	30,204

EQUITY AND LIABILITIES
Total equity	4,448	1,733	(144)	6,037
Atributtable to equity holders of the parent company	4,430	1,723	(235)	5,918
Minority interest	18	10	91	119
Non-current liabilities	6,051	8,359	3,826	18,236
Deferred revenues	86	1,720	(7)	1,799
Preferred shares			1,419	1,419
Long term provisions	1,608	1,874	318	3,800
Long term financial debt	4,008	4,374	1,918	10,300
Other non-current liabilities	108	293	(1)	400
Deferred tax liabilities	241	98	179	518
Current liabilities	5,596	2,131	(1,796)	5,931
Short term financial debt	554	205	429	1,188
Trade and other payables	5,042	1,926	(2,225)	4,743
TOTAL EQUITY AND LIABILITIES	16,095	12,223	1,886	30,204

Consolidated Statement of Income Spain & Portugal by business line for the period ended March 31, 2006 (Unaudited)

				Euro Million
				Electricity Business
	Generation &		Corporate Structure,	Spain & Portugal
	Supply	Distribution	Services & Adjustments
REVENUES	2,596	494	(223)	2,867
Sales	2,333	467	(222)	2,578
Other operating revenues	263	27	(1)	289

PURCHASES AND SERVICES	1,530	33	(223)	1,340
Energy purchases	338	2	(39)	301
Fuel procurement costs	562			562
Transmission expenses	269		(174)	95
Other variable purchases and services	361	31	(10)	382

GROSS MARGIN	1,066	461		1,527

Work performed by the entity and capitalized	2	29		31

Personnel expenses	82	129	39	250

Other fixed operating expenses	164	126	(19)	271

GROSS OPERATING INCOME (EBITDA)	822	235	(20)	1,037

Depreciation and amortization	149	111	4	264

OPERATING INCOME (EBIT)	673	124	(24)	773

FINANCIAL INCOME	(13)	(57)	(9)	(79)
Net financial expenses	(14)	(57)	(10)	(81)
Foreign exchanges	1		1	2

Share of profit of associates	23	1		24

Income from other investments	(5)			(5)

Income from asset sales	3	11		14

INCOME BEFORE TAXES	681	79	(33)	727

Income tax	156	17	(17)	156

PROFIT FOR THE PERIOD	525	62	(16)	571
Attributable to the holders of the parent company	524	61	(17)	568
Minority interest	1	1	1	3

Consolidated Statement of Income Spain & Portugal by business line for the period ended March 31, 2005
(Unaudited)

				Euro Million
				Electricity Business
	Generation &		Corporate Structure,	Spain & Portugal
	Supply	Distribution	Services & Adjustments
REVENUES	2,020	473	(335)	2,158
Sales	1,938	446	(336)	2,048
Other operating revenues	82	27	1	110

PURCHASES AND SERVICES	1,234	21	(344)	911
Energy purchases	350		(134)	216
Fuel procurement costs	538		(50)	488
Transmission expenses	227		(158)	69
Other variable purchases and services	119	21	(2)	138

GROSS MARGIN	786	452	9	1,247

Work performed by the entity and capitalized		28		28

Personnel expenses	73	110	31	214

Other fixed operating expenses	141	128	(32)	237

GROSS OPERATING INCOME (EBITDA)	572	242	10	824

Depreciation and amortization	155	108	3	266

OPERATING INCOME (EBIT)	417	134	7	558

FINANCIAL INCOME	(45)	(54)	(17)	(116)
Net financial expenses	(45)	(54)	(14)	(113)
Foreign exchanges			(3)	(3)

Share of profit of associates	9	1		10

Income from other investments

Income from asset sales		69	6	75

INCOME BEFORE TAXES	381	150	(4)	527

Income tax	122	29	(5)	146

PROFIT FOR THE PERIOD	259	121	1	381
Attributable to the holders of the parent company	259	120	1	380
Minority interest		1		1

MAIN GLOBAL CONSOLIDATED COMPANIES AS OF MARCH 2006

ENDESA, S.A.
E. GENERACIÓN 100.00 100.00
GESA II 100.00 100.00
UNELCO II 100.00 100.00
CARBOEX 100.00 100.00
ECYR 100.00 100.00
E. RED 100.00 100.00
E.O.S.C. 100.00 100.00
E. DISTRIB. ELEC. 100.00 100.00
DEFC SA 100.00 100.00
ENDESA GAS 100.00 100.00
E. ENERGÍA 100.00 100.00
E. ENERGÍA XXI 100.00 100.00
E. NETWORK FACTORY 100.00 100.00
E. EUROPA 100.00 100.00
E. ITALIA 80.00 80.00
E. TRADING 100.00 100.00
SNET 65.00 65.00
E. FINANC FILIAL 100.00 100.00
IEBV 100.00 100.00
E.CAPITAL FINANCE 100.00 100.00
TENEGUÍA 95.72 95.72
E. PARTICIPADAS 100.00 100.00
E. SERVICIOS 100.00 100.00
E. INTERNAC. 100.00 100.00
C. DOCK SUD 69.99 39.99
ETEVENSA 60.00 48.50
PIURA 60.00 48.00
ENERSIS 60.62 60.62
CHILECTRA 98.25 59.57
ENDESA CHILE 59.98 36.36
SAN ISIDRO 100.00 36.36
CELTA 100.00 36.36
PEHUENCHE 92.65 33.69
PANGUE 99.99 39.55
C.H. BETANIA 85.62 31.13
EMGESA 48.48 36.14
E. COSTANERA 64.27 23.37
H. EL CHOCÓN 65.19 17.25
EDEGEL 63.56 13.78
CODENSA 48.48 48.59
EDESUR 99.45 45.69
EDELNOR 60.00 38.26
E. BRASIL 100.00 60.98
CACHOEIRA 99.61 60.74
CIEN 100.00 60.98
AMPLA 91.93 55.57
COELCE 58.86 34.78
FORTALEZA 100.00 60.98
% control
% economic

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: May 16, 2006	By:	/s/ Álvaro Pérez de Lema
Álvaro Pérez de Lema
Title: Manager of North America Investor Relations